Exhibit 99.1

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, P.O. Box 159
Petach Tikva 49101, Israel

September 9, 2013
_________________________

NOTICE OF 2013 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 17, 2013

Eltek Ltd. Shareholders:

We cordially invite you to attend the 2013 Annual and Special General Meeting of Shareholders of Eltek Ltd., to be held at 10:00 a.m. (Israel time) on Thursday, October 17, 2013, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To approve the issuance and sale of 3,532,655 of our ordinary shares to Nistec Ltd. for $4.2 million, or $1.189 per ordinary share;

2.	To approve a management agreement between our Company and Nistec Ltd.;

3.	To approve the payment of a finder’s fee of $200,000 to Merhav M.N.F. Ltd.;

4.	To elect four directors for terms expiring at our 2014 Annual General Meeting of Shareholders and when their successors are elected and qualified;

5.	To approve the compensation terms for the directors;

6.	To approve the entry into indemnification agreements between our Company and its new directors;

7.	To approve the grant of exculpation letters to our Company’s directors and officers;

8.	To approve the grant of waiver and release letters to our Company’s current directors and officers;

9.	To approve the purchase of a “Run-Off” insurance policy for our Company’s current directors and officers;

10.	To approve the purchase of a new Directors’ and Officers’ insurance policy;

11.	To approve the adoption of Amended and Restated Articles of Association for our Company; and

12.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2013.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be reviewed and discussed at the Meeting.

Subject to the approval of Item 1 at the Meeting, shareholders will be asked to adopt Items 2-11 listed above. In event that Item 1 is not approved, Items 2-11 will be withdrawn from consideration. Our Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on September 9, 2013 are entitled to notice of and to vote at the Annual and Special General Meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Annual and Special General Meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Arieh Reichart President and Chief Executive Officer

ELTEK LTD.
4 Drezner Street
Sgoola Industrial Zone, Petach Tikva 49101, Israel

PROXY STATEMENT

2013 ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the shareholders of Eltek Ltd. in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the 2013 Annual and Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual and Special General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, October 17, 2013, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

This Proxy Statement, the attached Notice of 2013 Annual and Special General Meeting of Shareholders and the enclosed proxy card are being mailed to shareholders on or about September 12, 2013.

Purpose of the Annual and Special General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) approval of the issuance and sale of  3,532,655 of our ordinary shares to Nistec Ltd., or Nistec, for $4.2 million; (ii) approval of a management agreement between our Company and Nistec; (iii) approval of the payment of a finder’s fee of $200,000 to Merhav M.N.F. Ltd., or Merhav; (iv) election of four directors for terms expiring at our 2014 Annual General Meeting of Shareholders and when their successors are elected and qualified; (v) approval of the compensation terms for the directors; (vi) approval of the entry into indemnification agreements between our Company and its new directors; (vii) approval of the grant of exculpation letters to our Company’s current and future directors and officers; (viii) approval of the grant of waiver and release letters to our Company’s current directors and officers; (ix)  approval of the purchase of  a “Run-Off” insurance policy for our Company’s current directors and officers; (x) approval of the purchase of a new Directors’ and Officers’ insurance policy; (xi) approval of the adoption of Amended and Restated Articles of Association for our Company; and (xii) ratification and approval of the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2013.  In addition, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be reviewed and discussed at the Meeting. Subject to the approval of Item 1 at the Meeting, shareholders will be asked to adopt Items 2-11 listed above. In event that Item 1 is not approved, Items 2-11 will be withdrawn from consideration.

We are currently unaware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.6 per share, as of the close of business on September 9, 2013, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of September 9, 2013, the record date for determination of shareholders entitled to vote at the Meeting, there were 6,610,107 issued and outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

If voting by “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  The proxy must indicate whether or not the shareholder has a personal interest in each of the proposals listed below (except with respect to Items 7 and 12).

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence of two shareholders holding, in the aggregate, at least forty-percent of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned and the adjourned meeting will be held at 10:00 a.m. (Israel time) on Tuesday, October 22, 2013, at the same place as the original Meeting.  The presence of one or more shareholders, in person or by proxy, holding at least one ordinary share, will constitute a quorum for the adjourned Meeting.  This notice will serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the other matters scheduled to be voted on at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles its holder to one vote.  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the resolutions set forth in this proxy statement, provided however, that with respect to the resolutions relating to Items 1-6 and 8-11 on the Proxy Card, either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power.

With respect to the resolution relating to Item 11 on the Proxy Card (adoption of Amended and Restated Articles of Association), the affirmative vote of holders of at least seventy five percent (75%) of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for the approval of this item; provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from Merhav, our affiliated principal shareholder, and our president, who together hold approximately 25.3% of our issued and outstanding ordinary shares, that they presently intend to vote in favor of all of the proposals to be voted on at the Meeting.

Cost of Soliciting Votes for the Annual and Special General Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Beneficial Ownership of Ordinary Shares by Certain Beneficial Owners and Management

The following table sets forth certain information as of September 9, 2013 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our issued and outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares(1)(2)
Josef Maiman	1,589,440	(3)	24.1%
Merhav M.N.F. Ltd.	1,589,440	(4)	24.1%
David Banitt	--		--
Eytan Barak	--		--
Irit Eluz	--		--
Amit Mantsur	--		--
Erez Meltzer	--		--
Ophira Rosolio-Aharonson	--		--
Sabih Saylan	--		--
All directors and executive officers as a group (19 persons)	85,515		1.3%
_____________________
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this table, are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 6,610,107 ordinary shares issued and outstanding as of September 9, 2013.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 29, 2007 and other information available to the company.  The shares are held of record by Merhav, an Israeli private company controlled by Mr. Maiman.

(4)
Merhav is an Israeli private company controlled by Mr. Maiman. Accordingly, Mr. Maiman may be deemed to be the beneficial owner of the ordinary shares held directly by Merhav. Such shares include 599,744 ordinary shares previously held of record by Integral International Inc., an affiliated company, which according to Merhav, are now owned by Merhav.

I. APPROVAL OF THE ISSUANCE AND SALE BY THE COMPANY OF 3,532,655
ORDINARY SHARES TO NISTEC LTD.
(Item 1 on the Proxy Card)

During the last several years we have been unable to fully fund our technological development requirements due to our accumulated losses and limited financial resources. In order to remain competitive, retain high quality standards in the market in which we operate and meet customers' demands, we need to acquire new equipment and implement new technologies, which require significant capital investment. To achieve such additional capital investment, the Company considered for some time various strategic alternatives, including discussions with a number of potential investors. The Company also explored the option of obtaining financing from financial institutions; however, to date we were unsuccessful in our efforts. In addition, Mr. Maiman, our current controlling shareholder was looking to divest his interest in our Company. Due to his need to sell his interest in our Company and the fact that financing from financial institutions was not made available, Mr. Maiman and our management actively investigated the possible sale of our Company (or substantially all of its assets), or alternatively, the sale of a controlling interest in our Company.

During June 2013, Mr. Maiman initiated discussions with Nistec Ltd., a company incorporated under the laws of the State of Israel, regarding the purchase of Mr. Maiman’s holdings in the Company through Merhav and a potential investment in our Company that would allow us to maintain our competitive position in our market. Nistec is a leader in the delivery of innovative electronics manufacturing and design services. Founded in 1985, Nistec provides one-stop-shop solutions for electronics outsourcing. Nistec's comprehensive line of services starts with new product introduction and continues through printed circuit board layout design and board assembly, all the way to full turn-key solutions. Nistec serves more than 300 customers in diverse industries such as telecommunications, radio frequency, medical, defense and aerospace.

The preliminary discussions with Nistec were followed by a number of technological and market assessments by Nistec and the Company, which were conducted during the course of June 2013.  As the discussions evolved, we realized that there were many potential areas for cooperation between Nistec and our Company, both on a commercial and technological basis. At that point, the parties determined that such cooperation would be best realized through an investment of Nistec in our Company and a full purchase of the shares held by our current controlling shareholder.  Starting in July 2013, the parties’ representatives met numerous times to discuss the possible investment. Nistec indicated that it had an interest in investing in our Company and would, subject to due diligence, be willing to pay a purchase price of $1.13 per ordinary share.

Our Audit Committee met several times to discuss the expression of interest received from Nistec, following which our Board of Directors continued discussions with Nistec.  Our Audit Committee and the Compensation Committee retained the services of an independent law firm as their legal counsel, to provide advice on the duties of these committees in connection with the proposed acquisition.

Following a recent guidance by the Economic Division of the Israeli District Court, our Board of Directors, formed an independent committee of directors, composed of Mr. Erez Meltzer, our chairman of the Board of Directors, and Mr. Eytan Barak and Ms. Ophira Rosolio-Aharonson, our outside directors, to review the fairness of the expression of interest received from Nistec, to independently negotiate the terms of the proposed transaction and to determine whether the proposed transaction is in the best interests of our Company. Our Independent Committee met two times during July to evaluate the progress of the due diligence process and the ongoing discussions with Nistec’s representatives, in addition to meetings conducted by other committees, as described below. Negotiations between the parties continued through mid-August.

On July 24, 2013, in the course of the negotiations between the Audit Committee and Nistec, the purchase price per ordinary share was set at $1.189.  We engaged an independent financial advisory firm to provide a valuation report and an opinion as to the fairness, from a financial point of view, of the consideration to be received pursuant to Nistec’s offer.  On August 13, 2013, the financial advisor rendered a written opinion to our Board of Directors, which stated that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein and taking into account the valuation report prepared by them, the consideration under the Investment Agreement (as defined below) is fair and reasonable in value, from an economic point of view, to our shareholders.

On August 19, 2013 we entered into a definitive investment agreement with Nistec, or the Investment Agreement, pursuant to which Nistec agreed to purchase 3,532,655 of our ordinary shares (approximately 34.8% of our issued share capital on a fully diluted basis) in consideration of $4.2 million, or $1.189 per ordinary share. During the 30 trading days prior to the date of the Investment Agreement, the average closing market price of our common shares was $1.18.

Concurrently with the execution and delivery of the Investment Agreement and as a condition to its execution, Nistec and Merhav, our current controlling shareholder, entered into a share purchase agreement, or the Share Purchase Agreement, pursuant to which Merhav agreed to sell its entire shareholdings in our Company, 1,589,440 ordinary shares, for $2.3 million, or $1.447 per ordinary share, to Nistec.  These shares, together with the shares to be purchased directly from our Company, constitute 50.5% of the issued share capital of the Company, on a fully diluted basis.

On August 14, 2013 our Audit Committee received an opinion from a third party law firm as to the terms of the proposed investment. The opinion advised that the terms of the proposed transaction, to the extent such are approved by all required organs of the Company prescribed by applicable law, (i) are fair, reasonable and appropriate, (ii) under the circumstances in which the Company is facing, are for the benefit of the Company and its shareholders, and (iii) are not subject to any legal limitations.  In its opinion, such law firm noted that the difference between the price per share received by our current controlling shareholder pursuant to the Share Purchase Agreement and the price per share received by the Company pursuant to the Investment Agreement (i.e., a difference of $0.258 per share, or 21.7%) is attributable to a ‘control premium’ held by the controlling shareholder prior to the consummation of the proposed transactions.

In connection with the Investment Agreement, we entered into a registration rights agreement with Nistec, pursuant to which we agreed to register under the Securities Act of 1933 some or all of the ordinary shares sold to Nistec upon its “demand,” at any time after one year following the consummation of the sale. Nistec is entitled to an aggregate of four demand registrations, subject to certain conditions. We also agreed to grant Nistec “piggyback” registration rights that allow it to include its ordinary shares in any public offering of equity securities initiated by us. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion.  Under the registration rights agreement we also agreed to indemnify Nistec against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell ordinary shares, unless such liability arose in reliance upon information furnished in writing by Nistec. We will pay all expenses incurred by the Company in connection with any such registrations in addition to reasonable fees and disbursements of counsel to Nistec. The selling expenses relating to the ordinary shares owned by Nistec will be borne and paid by Nistec.

     Under the provisions of both the Israeli Companies Law and the applicable NASDAQ regulations, the issuance of more than 20% of the Company’s issued share capital requires shareholders’ approval.  In addition, as the issuance of the shares to Nistec is a sale of a 'Control Block' (as such term is defined in the Israeli Companies Law), such an issuance could be made without a special tender offer (as such term is defined in the Israeli Companies Law) if such an issuance is made as a private placement which is intended to grant a shareholder with a 'Control Block', in accordance with Section 328(b)(1) of the Israeli Companies Law. Moreover, as the consummation of the Investment Agreement is a condition to the closing of the Share Purchase Agreement with Merhav (as described above), the Investment Agreement is a transaction in which our controlling shareholder has a special interest, and therefore it requires the affirmative vote of a super majority of the disinterested shareholders, as further detailed below.

    Therefore, the Company’s shareholders are requested to approve the Investment Agreement, under which the Company will issue and sell 3,532,655 ordinary shares (approximately 34.8% of its issued share capital on a fully diluted basis) in consideration of $4.2 million, or $1.187 per ordinary share.

    Our Board of Directors, following the approval of our Audit Committee (which met 11 times in connection with this transaction) and Compensation Committee (which met three times in connection with this transaction) as applicable, has (i) reviewed and considered the terms and conditions of the Investment Agreement, (ii) determined that the Investment Agreement is fair to and in the best interests of our Company and its shareholders, and (iii) unanimously approved the Investment Agreement and the underlying transactions contemplated by the Investment Agreement. The text of the Investment Agreement (excluding the exhibits and schedules) is attached as Annex A to the Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

     In reaching these determinations, our Audit Committee, Compensation Committee (where applicable) and Board of Directors considered (a) the discussions with our senior management and the Independent Committee and the advice of the Company’s outside legal counsel, independent compensation advisors (which advised to our Compensation Committee on certain remuneration and compensation components of the management agreement with Nistec) and the financial advisor, (b) a variety of business, financial and market factors, and (c), in the case of our Board of Directors, the approval of our Audit Committee and Compensation Committee (where applicable). In the course of reaching their determinations, our Audit Committee and Board of Directors, considered the following factors and potential benefits of the Investment Agreement, each of which the members of the Audit Committee and Board of Directors believed supported their respective decisions:

•	The inability of the Company in recent years to fully fund its technological development;

•	The inability of the Company to finalize negotiations with its financing banks or other reputable financial institutions to obtain financing for necessary capital expenditures;

•	The current controlling shareholder’s financial distress and inability to support the Company’s ongoing financial requirements and necessary investments to ensure sustainable profitability;

•	Nistec’s engagement in complementary markets to the business of the Company and its capability to advance the Company’s business in such markets;

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Current and historical market prices for the Company’s  ordinary shares and the fact that the investment consideration payable by Nistec represents the average closing market price of our ordinary shares for the thirty days prior to the signing of the Investment Agreement;

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Our Board of Directors' familiarity with, and information provided by our management as to, the business, financial condition, results of operations, current business strategy and future prospects of our Company, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which our Company operates and our position in such markets;

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The fact that the Board of Directors  considered for some time various strategic alternatives, including discussions with a number of potential buyers that did not result in a final and binding agreements.

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The financial and other terms and conditions of the Investment Agreement and the fact that they were the product of arm’s-length negotiations between the parties and will substantially increase the capital of the Company; and

•	The fact that the Investment Agreement is not subject to any financing conditions.

Our Board of Directors and our Audit Committee also considered a variety of risks and other potentially negative factors concerning the Investment Agreement, including the following:

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The risks and costs to us if the Investment Agreement is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential effect on our business and our relationships with customers and suppliers;

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The fact that certain representations we are making to Nistec in the Investment Agreement are required to be true in all material respects as of the closing in order for the applicable closing condition to be met, which increases the risk of failure to close; and

•	The risk that certain representations we are making to Nistec in the Investment Agreement are subject to indemnification obligations in the event that they will be untrue.

We do not intend for the foregoing discussion of the information and factors considered by our Audit Committee and Board of Directors to be exhaustive.  We do believe, however, that the foregoing discussion summarizes the material factors considered by our Audit Committee and Board of Directors in its consideration of the proposed transaction. After considering these factors, our Audit Committee and Board of Directors, respectively, concluded that the positive factors relating to the Investment Agreement outweighed any potential negative factors. In view of the complexity of these matters, our Audit Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Audit Committee and Board of Directors may have assigned different weights to various factors. Our Audit Committee, Compensation Committee (where applicable) and Board of Directors unanimously approved and recommended entering into the Investment Agreement based upon the totality of the information presented to and considered by them.

    The approval of this Item, together with Items 2-6 and 8-11, are conditions precedent to the consummation of the Investment Agreement.

    Accordingly, our Audit Committee and Board of Directors recommend that the shareholders vote in favor of the proposal.

                 It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the Board of Directors of the Company shall be authorized to consummate the issuance and sale of 3,532,655 ordinary shares of the Company to Nistec Ltd. in consideration of $4.2 million, and approve such issuance as a private placement which is intended to grant a shareholder with a 'Control Block', in accordance with Section 328(b)(1) of the Israeli Companies Law.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power.  Mr. Maiman and Merhav are deemed to have a personal interest in this resolution.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

II. APPROVAL OF A MANAGEMENT AGREEMENT BETWEEN THE COMPANY AND NISTEC LTD.
(Item 2 on the Proxy Card)

Under the terms of the Investment Agreement and as a condition thereof, and since Nistec has significant experience and skills in the markets in which we operate, the Company entered into a management agreement with Nistec which is to become effective as of the closing of the Investment Agreement.  Since entering into the management agreement is a condition to the Investment Agreement (in which our current controlling shareholder has a personal interest), the approval of the management agreement requires shareholder approval.

Under the management agreement, Mr. Yitzhak Nissan, the owner of Nistec, will serve as the chairman of our Board of Directors. As such, Mr. Nissan will  provide the Company with the following services: (a) coordination of the activities of our Board of Directors with respect to the development  of the long term strategy for our Company; (b) guidance to our Board of Directors with respect to the implementation by management of its strategy, work plans and budget, as shall be determined from time to time by our Board of Directors; (c) coordination of the activities of our Board of Directors with respect to the regulation and implementation of proper corporate governance practices; (d) coordination of the activities of our Board of Directors for the purpose of the approval of quarterly and annual financial statements and reports; (e) development and retention of relations with current and future strategic investors; (f) general guidance and management of the activities of our Board of Directors; (g) advancement of our Company’s efforts with respect to the realization of its business development strategy, including the pursuit of mergers and acquisition opportunities in cooperation with the chief executive officer of the Company; (h) coordination of the activities of our Board of Directors with respect to the definition of strategic financial targets and in attaining said targets; and (i) guidance in the optimization and steps to be taken to increase the efficiency of Company's production and operation systems.

In consideration for performing the above services, the Company will pay Nistec a monthly fixed fee of NIS 90,000, plus applicable VAT. Reimbursement of expenses will be subject to Company's policy approved in advance by the Audit Committee and shall not exceed an aggregate amount of NIS 10,000 per calendar quarter.

The management agreement shall be in force and effect for a term of three (3) years, subject to any applicable law.

Our Compensation Committee, Audit Committee and Board of Directors believe that approval of the management agreement with Nistec is essential to our Company and in our Company’s best interest. Before approving the management agreement, our Compensation Committee, Audit Committee and Board of Directors considered several factors, including the following:

•	The management agreement will enable us to exploit the synergies between Nistec and our Company, and our Company will benefit from Nistec’s reputation and experience in the market;
•	Our Company would benefit from the experience and expertise of Mr. Nissan as the Chairman of the Board of Directors; and
•	The management agreement is a condition to the Investment Agreement which is beneficial to our Company.

It is therefore proposed that at the Meeting, subject to the approval of Item 1, the shareholders adopt the following resolution:

“RESOLVED, that the management agreement dated as of August 19, 2013, between the Company and Nistec Ltd., be and it hereby is approved, and the execution, performance and delivery of each of the documents necessary to effectuate the management agreement, is hereby authorized.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Since the approval of the management agreement is a condition to the Investment Agreement, in which our current controlling shareholder has a personal interest, such an approval is as an interested party transaction. Therefore the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power. Mr. Maiman and Merhav are deemed to have a personal interest in this resolution.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

III. APPROVAL OF THE PAYMENT OF A FINDER’S FEE OF $200,000 TO MERHAV M.N.F. LTD.
(Item 3 on the Proxy Card)

The Israeli Companies Law authorizes us, subject to certain limitations and the receipt of requisite corporate approvals, to make certain payments to our controlling shareholder for services rendered. The Company has agreed to pay a one-time finder’s fee of US $200,000 (plus applicable VAT) to Merhav, for introducing Nistec to the Company and facilitating the transaction contemplated by the Investment Agreement. Such finder’s fee will not be paid unless the investment is made.

Our Audit Committee and Board of Directors believe that approval of the payment of a finder’s fee to Merhav is in our Company’s and shareholders’ best interest, since Merhav assisted in identifying Nistec as a potential investor in the Company, which subsequently resulted in Nistec and the Company entering into the Investment Agreement.

It is therefore proposed that at the Meeting, subject to the approval of Item 1, the shareholders adopt the following resolution:

“RESOLVED, that the payment of a finder’s fee of US $200,000 (plus applicable VAT) to Merhav M.N.F. Ltd. for introducing Nistec to the Company and facilitating the transaction contemplated by the Investment Agreement, be and it hereby is approved, and the execution, performance and delivery of each of the documents necessary to effectuate the payment, is hereby authorized.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power. Mr. Maiman and Merhav are deemed to have a personal interest in this resolution.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

IV. ELECTION OF NEW DIRECTORS
(Item 4 on the Proxy Card)

Under the Investment Agreement, at the closing of the transaction, currently scheduled to take place immediately following the Meeting, subject to the satisfaction of all the conditions precedent thereof, certain of our current directors, Ms. Irit Eluz, and Mssrs. Amit Mantsur, Sabih Saylan and David Banitt, will resign as directors. Mr. Erez Meltzer, a director whose term expires at  our 2014 Annual General Meeting of Shareholders, will continue to serve as a director until such meeting and when his successor is elected and qualified.

Subject to the approval of Item 1, at this Meeting, our shareholders are asked to elect Mr. Yitzhak Nissan, Dr. Mordechai Marmorstein, Mr. Gavriel David Merom and Mr. David Rubner to serve as directors until our 2014 Annual General Meeting of Shareholders and when their successors are elected and qualified. Each of the director-nominees has submitted a written declaration as required under the Israeli Companies Law.  Such declarations are available for review at our registered office. Should any of the director-nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.  We are not aware of any reason why the directors-nominees, if approved by the shareholders, would be unable or unwilling to serve as directors. Our board of directors has determined that Dr. Mordechai Marmorstein, Mr. Gavriel David Merom and Mr. David Rubner qualify as independent directors under the SEC and NASDAQ requirements and Dr. Mordechai Marmorstein qualifies as independent director under the Israeli Companies Law requirements.

Our Articles of Association provide for a board of directors consisting of no less than three and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders, and the number of directors must be an odd number. Our board of directors may temporarily fill vacancies in the board or add to their body until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Articles of Association.

We do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our board of directors is authorized to recommend to our shareholders director-nominees for election.

If elected at the Meeting and subject to our shareholders’ approval of the specific Items below, each of our new directors will be covered under our newly issued directors and officers insurance policy (as described under Item 10 below), and will be entitled to indemnification under our existing indemnification agreements and to exculpation from liability, and will receive compensation (as described under Item 5 below).

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Yitzhak Nissan (64) is the founder of Nistec Group and has served as its chief executive officer since 1985.  Mr. Nissan is a leader in the Israeli electronics market, having served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012.  Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality.  Mr. Nissan has a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein (66) lectures and writes in the field of Jewish History since 2008. From 2001 and until 2008, Dr. Marmorstein was the general manager of Bnei Akiva Yeshiva "Netiv Meir." Prior to that and from 1992, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works.  Dr. Marmorstein served as the chairman of Teshet (Tourist enterprises and Aviation services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University. Dr. Marmorstein is also a certified mediator, included in the list of conciliators of the State of Israel Court System.

Gavriel David Meron (60) has served as the president and chief executive officer of novoGI Inc. since September 2011 and as the chairman and chief executive officer of M.G.D. Management Services & Investments Ltd. since November 2006. Mr. Meron also served as the chairman and chief executive officer of Spirocor Ltd. between September 2008 and December 2010 and was the founder, president and chief executive officer of Given Imaging Ltd. from 1998 to 2006. Mr. Meron holds a B.A. degree in Economics and Statistics from the Hebrew University of Jerusalem and an MBA degree in International Business from Tel Aviv University.

David Rubner (73) has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Check Point Software Ltd., Radware Ltd., Elbit Imaging Ltd., Telemessage International Ltd. and several private companies. He also serves on the boards of trustees and executive council of Bar-Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University. Mr. Rubner was awarded eight U.S. patents and in 1995 he was the recipient of the Industry Prize for outstanding contribution to the Israeli industry on behalf of the Manufacturers Association of Israel.

The appointment of the director-nominees to our Board of Directors, if elected at this Meeting, will be effective as of the consummation of the Investment Agreement.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Since the election of the nominees named above as directors is a condition to the Investment Agreement, in which our current controlling shareholder has a personal interest, such an approval is deemed an interested party transaction. Therefore the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the election of each of the nominees, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power. Mr. Maiman and Merhav are deemed to have a personal interest in this item.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal and his or her vote will not be counted.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

V. APPROVAL OF THE COMPENSATION FOR THE DIRECTORS
(Item 5 on the Proxy Card)

If elected at the Meeting and subject to our shareholders’ approval of this Item, each of our new directors who is not affiliated with Nistec, Dr. Mordechai Marmorstein, Mr. Gavriel David Merom and Mr. David Rubner, and Mr. Erez Meltzer, a director continuing in office, will be entitled to remuneration in an amount equal to the amount previously approved for our outside directors, as provided in the regulations adopted under the Israeli Companies Law.  Mr. Yitzhak Nissan's membership on our Board, for which he will not directly receive any compensation, is governed under the terms of the management agreement between our Company and Nistec, as described in Item 2 above.

Under the Israeli Companies Law, the compensation of a director must be approved by our Compensation Committee, Board of Directors and shareholders.  Under Amendment No. 20 to the Israeli Companies Law, when approving the terms of services of a director prior to the adoption of a compensation policy, the compensation committee and the board of directors should review, discuss and approve the terms of service in light of certain considerations set by the amendment.  In their deliberations and resolutions, the members of our Compensation Committee discussed all such considerations and noted the expertise of the new directors, their prior experience and their expected contributions to our Company.  Our Compensation Committee and Board of Directors concluded that providing the directors with compensation for their service as directors will provide them with an incentive to contribute their talent and expertise to our Company.

Our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, in light of the requirements of Amendment No. 20, that the compensation of the new directors will be equal to the compensation paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to the election of Dr. Mordechai Marmorstein and Messrs. Gavriel David Merom and David Rubner as directors at the Meeting, that the compensation paid to them and Mr. Erez Meltzer, a director continuing in office, for their service as directors, shall be equal to the compensation paid to our outside directors, as provided in the regulations adopted under the Israeli Companies Law.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the compensation policy and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the approval of the compensation policy do not represent more than 2% of the total voting rights in the company. Mr. Maiman and Merhav are deemed to have a personal interest in this resolution. Mr. Erez Meltzer, the chairman of the Board of Directors, has a personal interest in this resolution. The Board of Directors may adopt the Compensation Policy even if it was not approved by the shareholders, provided that each of the Compensation Committee and the Board of Directors has reviewed the compensation policy, and gives detailed reasoning for their determination that such policy is for the best interests of the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

VI. APPROVAL OF INDEMNIFICATION AGREEMENTS BETWEEN THE COMPANY AND THE NEW DIRECTORS
(Item 6 on the Proxy Card)

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to undertake in advance to indemnify and exempt our directors and officers, subject to certain conditions and limitations. In the past, our Audit Committee, Board of Directors and shareholders approved the award of indemnification letters to all our directors and officers.

Subject to the approval of Item 1 and the election of the director-nominees, we propose to provide the newly elected directors with our current form of indemnification letter (including any director and officer who may be deemed to be a controlling shareholder, within the meaning of the Israeli Companies Law) to ensure that such new directors receive the same afforded protection similar to that granted to the current directors. The form of such indemnification letter is attached hereto as Annex B. Under such form of the indemnification letter, the total amount of indemnification that we may pay may not exceed the lesser of (i) an amount equal to 25% of our shareholders’ equity in the aggregate (for each of our directors and officers) or (ii) $2 million.

Our Compensation Committee, Audit Committee and Board of Directors believe that approval of grant of the indemnification letter to the new directors is in our Company’s best interest as it will enable us to attract and retain highly qualified directors and officers from time to time.

 The approval of the grant of the indemnification letters to the new directors is a condition to the closing of the Investment Agreement.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the issuance of an indemnification letter, attached as Annex B to the proxy statement for the Annual and Special General Meeting of Shareholders, to each of the new elected directors or officers of the Company serving in such capacity from time to time, be, and hereby is, approved and adopted.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The approval of this resolution requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that, either (i) the shares voting in favor of the proposal include at least a majority of the shareholders who do not have a personal interest with respect to such proposal voting on the matter (excluding the vote of abstaining shareholders); or (ii) the total shareholdings of the shareholders who do not have a personal interest who vote against the proposal do not represent more than 2% of the voting rights in our company. Mr. Maiman and Merhav are deemed to have a personal interest in this resolution.

The Israeli Companies Law requires that each shareholder voting on this matter indicate whether or not the shareholder has a personal interest in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this matter and his or her vote will not be counted. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

VII. APPROVAL OF GRANT OF EXCULPATION LETTERS TO THE COMPANY’S DIRECTORS AND OFFICERS
(Item 7 on the Proxy Card)

The Israeli Companies Law and our Articles of Association authorize us, subject to certain limitations and the receipt of requisite corporate approvals, to undertake in advance to exculpate our directors and officers from liability for damages caused as a result of a breach of such director’s or officer’s duty of care towards the Company. Under the terms of the Investment Agreement, the Company undertook to grant an exemption letter to each of its directors and officers as of the closing date of the Investment Agreement and future directors and officers in the form attached herein as Annex C, or the Exculpation Letters. Under the Exculpation Letters, the Company, subject to limitations prescribed by applicable law, exempts such director or officer to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of such director or officer duty of care towards the Company, resulting from an action taken by such director or officer in good faith in his/her capacity as director or officer, as applicable.

Our Compensation Committee, Audit Committee and Board of Directors believe that approval of grant of the Exculpation Letters to the Company’s directors and officers, serving from time to time, is in our Company’s best interest as it will enable us to attract and retain highly qualified directors and officers.

It is therefore proposed that, subject to the approval of Item 1, at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of the Exculpation Letters, in the form attached as Annex C to the proxy statement for the Annual and Special General Meeting of Shareholders, to the Company’s directors and officers, serving from time to time, be, and hereby is, approved and adopted, effective as of the consummation of the Investment Agreement.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the grant of the Exculpation Letters.

VIII. APPROVAL OF GRANT OF WAIVER AND RELEASE LETTERS TO THE COMPANY’S DIRECTORS AND OFFICERS
(Item 8 on the Proxy Card)

Under the terms of the Investment Agreement, the Company undertook to grant waiver and release letters to its current directors and officers listed in Annex D, in the form attached herein as Annex E, under which the Company irrevocably releases, acquits and forever discharges the office holder with a waiver of claims as of the closing date of the Investment Agreement.

The waiver does not apply to: (i) a breach of fiduciary duty towards the Company, in accordance with Section 254(a) of the Companies Law; (ii) any fraudulent act or omission intentionally made by the office holder or any act done with intent to make unlawful personal profit;  (iii) any act or omission made by the office holder in gross negligence, but only to the extent that the damages resulting from such act or omission are coverable under an insurance policy under which the office holder or the Company are named as beneficiaries, and are not specifically exempt therefrom ; or (iv) any act or omission in respect of which the waiver is invalid under applicable law.

The Compensation Committee, Audit Committee and Board of Directors have approved, and, subject to the approval of Item 1, recommended to the shareholders at the Meeting to approve, the form of waiver and release in the form attached as Annex E hereto, and that the grants of such releases are in the best interest of the Company. The directors have noted that they all have a personal interest in this resolution.

     It is proposed that at the Meeting, subject to the approval of Item 1, the following resolution be adopted:

"RESOLVED, that the grant of waiver and release letters to the Company’s current directors and officers listed in Annex D,  substantially in the form attached as Annex E to the proxy statement for the Annual and Special General Meeting of Shareholders, are hereby approved.

The Board of Directors recommends a vote FOR approval of the resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power. Mr. Maiman and Merhav are deemed to have a personal interest in this resolution.  All of our current Board members have a personal interest in this resolution.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

IX. APPROVAL OF THE PURCHASE OF A “RUN-OFF” INSURANCE POLICY FOR THE COMPANY’S CURRENT OFFICERS AND DIRECTORS
(Item 9 on the Proxy Card)

The Israeli Companies Law and the Company’s Articles of Association authorize the Company (subject to certain exceptions) to enter into an insurance contract, and to arrange and pay all premiums in respect of an insurance contract, for liability insurance  for our current directors and other Office Holders (as such term is defined in the Israeli Companies Law, each an "Office Holder") of the Company for liabilities he or she incurs as a result of a direct or indirect action or inaction undertaken by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for any of the following:

(i)	The breach of the duty of care towards the Company or towards any other person;
(ii)	The breach of the duty of loyalty towards the Company provided that the Office Holder has acted in good faith and had reasonable grounds to assume that the action would not harm the Company;
(iii)	A financial liability imposed on him or her in favor of another person; and
((iv)	Any other matter in respect of which it is permitted or will be permitted under any law to insure the liability of an Office Holder in the Company.

Under the terms of the Investment Agreement, the Company undertook to obtain a “Run-Off” insurance policy, or the Run-Off Policy, covering the current directors and officers of the Company, including the directors that have resigned pursuant to the transaction contemplated therein and directors whose service on the Board of Directors will terminate any time thereafter.

It is proposed to expand our existing Directors and Officers insurance policy by purchasing a discovery policy for a period of seven (7) years from the date of the closing of the Investment Agreement, in substantially similar terms as previously approved by our shareholders. The premium to be paid by the Company for the seven year policy is approximately $125,000. The terms of the Run-Off insurance policy applies equally to all of the Company's directors, officers and employees acting in a managerial or supervisory capacity as defined in such policy.

The Compensation Committee, the Audit Committee and the Board of Directors have resolved to approve and ratify, and to recommend to the shareholders at this Meeting to approve and ratify, the Run-Off Policy. The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in view of recent Amendment No. 20 to the Israeli Companies Law). The Directors have noted that they all have a personal interest in this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and ratify the Run-Off Policy and the payment of a premium therefor in the amount of $125,000, effective as of the consummation of the Investment Agreement.

The Board of Directors recommends a vote FOR approval of the resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power. Mr. Maiman and Merhav are deemed to have a personal interest in this resolution. All of our Board members have a personal interest in this resolution.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

X. APPROVAL OF THE PURCHASE OF A DIRECTORS’ AND OFFICERS’ INSURANCE POLICY FOR OUR DIRECTORS AND OFFICERS
(Item 10 on the Proxy Card)

Under the Israeli Companies Law, procurement of insurance coverage for an Office Holder of a company forms a portion of the Terms of Office and Employment of an Office Holder and requires the approval of the company’s compensation committee and board of directors, and, if the Office Holder is a director or chief executive officer, the approval of the company’s shareholders.

The consummation of the Investment Agreement, together with the consummation of the Share Purchase Agreement, will result in a change of control in our Company and the formation of a new 'Control Block'.  As such, our existing Directors' and Officers' insurance policy will automatically terminate.

The Compensation Committee and the Board of Directors have reviewed the directors’ and officers’ insurance coverage and have resolved to ratify and approve, and recommend to the shareholders to ratify and approve, the purchase at the Company’s expense of new insurance coverage with respect to the liability of its Office Holders, including directors and officers who may be appointed from time to time in the future, including outside directors, to the maximum extent permitted by law, that will provide for up to $10 million in coverage and which will include coverage with respect to any public offering of shares or other securities of the Company. It is also proposed that each of the chairman of the Board of Directors and the chief executive officer of the Company, as shall be in office from time to time, and/or any person designated by him or her, shall have the authority to obtain and keep in force such insurance.

We intend to obtain a policy on such terms that are similar to the terms of the Directors' and Officers' Insurance Policy previously approved by our shareholders and expect that the annual premium of the new policy will not exceed $190,000.  The intention is that under the new directors’ and officers' liability  insurance policy, a covered loss under the policy will be paid in accordance with the following  order of priority:  first, on behalf of officers and directors, for all loss that they shall be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director  will be obligated to pay as a result of a claim made against them, to the extent that we are required or permitted by law to indemnify our officers and directors; and thereafter, on our behalf, for all loss that we will be obligated to pay as a result of a securities claim made against us.

The Compensation Committee, the Audit Committee and the Board of Directors have resolved to approve and ratify and, subject to the approval of Item 1, to recommend to the shareholders at this Meeting to approve and ratify, the Directors' and Officers' Policy. The Compensation Committee and Board of Directors have considered several factors in connection with the proposed resolutions (in view of recent Amendment No. 20 to the Israeli Companies Law).

It is proposed that at the Meeting, subject to the approval of Item 1, the following resolution be adopted:

“RESOLVED, to approve and ratify the purchase of a Directors' and Officers' Insurance Policy on such terms that are similar to the terms of the Directors' and Officers' Insurance Policy previously approved by our shareholders, including regarding the order of payments and the payment of an annual premium therefor in the amount of $190,000, as well as the renewal thereof (subject to applicable law), effective as of the consummation of the Investment Agreement.”

The Board of Directors recommends a vote FOR approval of the resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either (i) such majority includes at least a majority of the votes of disinterested shareholders voting on the matter (not including abstentions) or (ii) the total number of votes of disinterested shareholders voted against the matter does not exceed 2% of our voting power. Mr. Maiman and Merhav are deemed to have a personal interest in this resolution. The directors and the director nominees have noted that they all have a personal interest in this resolution.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

XI. ADOPTION OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION FOR OUR COMPANY
(Item 11 on the Proxy Card)

In recent years, the Israeli Companies Law has undergone extensive amendments. As contemplated under the Investment Agreement, the Company proposes to amend its Articles of Association to reflect certain provisions of the Israeli Companies Law and regulations promulgated thereunder, certain amendments of the Israeli Securities Law of 1968 (as amended), or the Israeli Securities Law, and other updates.

The full text of the proposed amendments is annotated on the amended Articles of Association attached hereto as Annex F. The summary below is qualified in its entirety by reference to the full text of the annotated Articles of Association attached hereto as Annex F. The proposed amendments include the following matters:

•
Required Majority. Under the Israeli Companies Law, a proposed resolution shall be adopted at any shareholders meeting, if it receives an ordinary majority or any other majority of votes set by law. The Company's Articles of Association currently require a special majority for certain resolutions. We propose to revise the majority required to further amend the Articles of Association from a special majority of 75% of the voting shareholders to a simple majority by an ordinary resolution. In addition, we propose to revise the majority required to remove a board member from a special majority of 40% of the Company’s outstanding share capital to a simple majority by an ordinary resolution.

•	Shareholder Meetings Procedures.

o
Quorum. Under the Israeli Companies Law, the minimum requirement for a quorum in a shareholders meeting is at least two shareholders holding together 25% of the voting power of the company. In our current Articles of Association, the quorum necessary to conduct a shareholder meeting is at least 40% of the total voting power of the Company. We propose to amend the Articles of Association to be closer to the requirement prescribed under the Israeli law and to require at least two shareholders holding together one third of the Company’s voting power.

o
Adjourned Meeting. We propose to revise the time for an adjourned meeting of shareholders from three business days after the scheduled meeting under the current Articles of Association to seven days; and to require a regular consent of the Board in order to postpone such date further, instead of the current requirement of unanimous consent.

o
Record Date. We propose to amend the time frame in which the Board of Directors may fix a record date to a general meeting of shareholders to set it to be not more than forty (40) and not less than four (4) days before the date of such meeting, as required by Israeli law, instead of the timing currently prescribed (no more than thirty (30) nor less than four (4) days).

•	Board Practices:

o	Number of Directors. We propose to delete the current requirement that the number of directors will be an odd number.

o
Classification of the Board. Under our current Articles of Association, our Board of Directors is classified into three classes, the directors in each are elected for three years.  We propose to cancel such classification and, if approved, all of our directors, other than our outside directors, will be elected at every annual general meeting of shareholders.

o
Vacancies in the Board. Under the current Articles of Association, in the event that our Board of Directors consists of less than three members, it may only use its powers in order to call for a shareholders meeting.  We propose to revise the Articles of Association so that the Board of Directors will be allowed to appoint another person as a director, to fill the vacancy, even if the Board of Directors consists of less than three members at that time.

o
Liability on action of an alternate director.  Under the current Articles of Association, an alternate director, appointed to serve in the place of a board member, has the sole liability over his actions and decisions, and the director who appointed him is not liable for the alternate director’s actions. To be consistent with the Israeli Companies Law, we propose to cancel this limitation on liability of a director for actions of an alternate director appointed by him.

o	Notice time. It is proposed to reduce the notice time required for a meeting of the Board of Directors, to be sent to all of the directors, to two days instead of five days.

•
Remuneration of Officers. Under the current Articles of Association, the General Manger had the power to appoint other officers, executives and employees of the Company and determine their remuneration, provided that the remuneration of the five highest salaried personnel of the Company was subject to the approval of either the Board of Directors or any of its committees. Pursuant to Amendment No. 20 to the Israeli Companies Law, we propose to amend such article so that the remuneration of any officers shall be subject to Company's decision in accordance with the provisions of the Companies Law.

•
Insurance. The Israeli Securities Law was recently amended to permit a company to insure its Office Holders for (A) payment to the injured party as set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, and (B) expenses incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees). We propose adding new paragraphs to Article 61 to conform to these amendments of the Israeli Securities Law.

•
Indemnification. The Israeli Companies Law was amended to permit a company to also indemnify its Office Holders for liability or expense he incurs or that is imposed on him in his capacity as an Office Holder in the Company, for reasonable legal expenses incurred by the Office Holder in connection with a financial sanction. The Israeli Securities Law was recently amended to permit a company to indemnify its Office Holders for (A) payment to the injured party as set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law (including by indemnification in advance); and (B) expenses incurred in connection with a proceeding under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees), including by indemnification in advance. We propose amending Article 60 to conform to these amendments of the Israeli Companies Law and the Israeli Securities Law.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the Meeting to approve, the amendments to the Articles of Association, detailed in the form annotated on Annex F attached hereto, and that these amendments are in the best interest of the Company. The directors have noted that they all have a personal interest in the insurance and indemnification Articles.

The adoption of the Amended and Restated Articles of Association by the shareholders is a condition to the closing of the Investment Agreement.

     It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the amendments to the Articles of Association, substantially in the form annotated on Annex F attached hereto, are hereby approved.”

The Board of Directors recommends a vote FOR approval of this resolution.

The vote of holders of at least seventy five percent (75%) of ordinary shares participating at the Meeting and voting on the matter is required for the approval of any of this item; provided, that, one of the following conditions is also fulfilled: (i) the majority of votes in favor of the matter shall include at least a majority of the votes of shareholders not having a personal interest in the approval of the item participating in the vote; which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 2% of the total voting rights in the Company. Mr. Maiman and Merhav are deemed to have a personal interest in this resolution.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

XII. RATIFICATION AND APPROVAL OF RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 12 on the Proxy Card)

We first appointed Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent accountants in 1996 and have re-appointed the firm as our independent accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Somekh Chaikin as our independent registered public accountants for the fiscal year ending December 31, 2013, pursuant to the recommendation of our Audit Committee and Board of Directors.  Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, to a limited extent, as tax consultants and providers of some audit related services.  Our Audit Committee and Board of Directors believe that the independence of Somekh Chaikin is not affected by such limited non-audit functions and, that as a result of their familiarity with our operations and reputation in the auditing field, such firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

In accordance with applicable law, our Board of Directors will ratify and approve our Audit Committee’s determination of the remuneration of Somekh Chaikin according to the volume and nature of their services. With respect to fiscal year 2012, we paid Somekh Chaikin approximately $105,000 for audit services and approximately $5,000 for tax related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

 “RESOLVED, that the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the independent registered public accountants of the Company to conduct the annual audit of its financial statements for the fiscal year ending December 31, 2013, be and hereby is ratified and approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of the foregoing resolution.

XIII. REVIEW AND DISCUSSION OF THE DIRECTORS' REPORT, AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote of the shareholders.

The foregoing directors’ report, auditor’s report and consolidated financial statements for the year ended December 31, 2012, as well as our annual report on Form 20-F for the year ended December 31, 2012 (filed with the Securities and Exchange Commission on April 30, 2013), may be viewed on our website at www.eltekglobal.com or through the EDGAR website of the Securities and Exchange Commission at http://www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the director’s report, auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

XIV. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Arieh Reichart President and Chief Executive Officer

Dated: September 9, 2013

Annex A - Nistec-Eltek Investment Agreement

This Investment Agreement is entered into as of August __, 2013 (this “Agreement”), by and among Nistec Ltd., a company incorporated under the laws of the State of Israel (the “Investor”), and Eltek Ltd., a company incorporated under the laws of the State of Israel (the “Company”). Each of the Investor and the Company referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, subject to the terms and conditions herein, the Investor desires to acquire from the Company, and the Company desires to issue to the Investor, on the Closing Date (as defined below), 3,532,655 Ordinary Shares (as defined below) (the “Issued Shares” and the “Investment Transaction”, respectively); and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition of the Investor to enter into this Agreement, the Investor and Selling Shareholder (as defined below) entered into a Share Purchase Agreement, dated as of even date hereof (the “Share Purchase Agreement”) pursuant to which, among other things, the Investor will purchase from the Selling Shareholder 1,589,440 Ordinary Shares which will, together with the Issued Shares, constitute approximately 50.5% of the issued share capital of the Company, on a fully diluted basis, as of the Closing Date (as defined below).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter contained, and intending to be legally bound, the Parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01.   Certain Defined Terms. Capitalized terms used herein but not defined have the respective meanings given to such terms below.

“Affiliate” of any Person (as defined below) means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Bank Consents” the affirmative written consents of Bank Hapoalim and the Israel Discount Bank to the Investment Transaction.

“Board” means the board of directors of the Company.

“Business Day” means any day other than Friday, Saturday and any day on which banking institutions in the State of Israel are authorized by law or other governmental action to close.

“Companies Law” means the Companies Law, 5759-1999 (including those portions of the Companies Ordinance [New Version] 5743-1983 that continue to be in effect) and the regulations promulgated thereunder.

“Company Disclosure Schedules” means the schedules attached hereto as Exhibit A containing information relating to the Company.

“Contract” means any written or oral material agreement, contract, subcontract, lease, instrument, note, indenture, bond, debenture, option, warranty, purchase order, license, sublicense or other legally binding arrangement, understanding, commitment, undertaking or forbearance of any nature.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, Liens (as defined below), disclosed investigations, proceedings or written or oral notices of noncompliance or violation by or from any Person alleging liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Material at any location, or (B) the failure to comply with any Environmental Law.

“Environmental Law” means any Law, Permit, order or legally binding agreement issued, promulgated or entered into by or with any Governmental Entity relating to pollution, radiation, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources, the climate, human health and safety or the protection of endangered or threatened species.

“Financial Statements” means the audited consolidated balance sheets of the Company as of December 31, 2012 and the unaudited and unreviewed consolidated balance sheets of the Company as of March 31, 2013, as well as the related consolidated statements of operations, statements of changes in shareholders' equity (deficiency) and consolidated statements of cash flows of the Company for the fiscal year ended on December 31, 2012 and the calendar quarter ended on March 31, 2013.

“Finder Fee” means an amount equal to $200,000 (plus applicable VAT).

“Free and Clear” means fully paid and non-assessable, free from any and all Liens, charges, encumbrances, options, debts, claims, restrictions, trusts, powers of attorney, obligations, undertakings and the like, of any nature or any other rights and/or claims of any third party.

 “Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls and any other chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law.

“Indebtedness” of any Person means (i) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid, other than trade credit incurred in the ordinary course of business consistent with past practice, (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person (other than trade credit incurred in the ordinary course of business consistent with past practice), (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services, (vi) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (vii) all guarantees by such Person, (viii) all capital lease obligations of such Person, (ix) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements and (x) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances.

 “Indemnification Agreements” means indemnification agreements to be entered into between the Company and the New Directors (as defined below), in similar form as of the existing indemnification agreements used by the Company.

            “Intellectual Property” means all intellectual property rights, whether or not patentable, including without limitation, patents, trademarks, service marks, trade names, internet domain names and copyrights, applications, licenses, and rights with respect to the foregoing, an all trade secrets, know-how, inventions, designs, processes, works of authorship, computer programs and technical data and information.

            “Key Employee(s)” means Mr. Arieh Reichart, Mr. Amnon Shemer and Mr. Roberto Tulman.

“Law” means any applicable statute, law, ordinance, decree, order, rule or regulation.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing or disclosed inquiry, audit, examination or investigation, commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Legal Requirement” means any local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Lien” means any mortgage, pledge, lien, charge, encumbrance, option, or other security interest, or any other right of any third party – in each case - of any kind or nature whatsoever.

“Management Services Agreement” means an agreement between the Company and the Investor, to be entered into immediately prior to the Closing and as a condition thereof, pursuant to which the Investor will provide certain management services to the Company as shall be agreed upon by the parties thereto, in the form attached hereto as Exhibit B.

“Material Adverse Effect” means any state of facts, change, effect, condition, development, event or occurrence that is material and adverse to the (a) condition (financial or other), (b) business, (c) results of operations, (d) assets, (e) liabilities or (f) operations of the Company or any of its Subsidiaries, taken as a whole (it being understood that for purposes of analyzing whether any state of facts, change, effect, condition, development, event or occurrence constitutes a “Material Adverse Effect” under this definition, the parties agree that (x) the Investor shall be deemed not to have any knowledge of any state of facts, change, effect, condition, development, event or occurrence that is not disclosed in the Company Disclosure Schedules, the SEC Documents (as defined below) or provided to it in writing in the course of the due diligence investigation, (y) the analysis of materiality shall not be limited to a long-term perspective, and (z) each of the terms contained in (a) through (f) above are intended to be separate and distinct).  Notwithstanding the foregoing, Material Adverse Effect shall not include or take into account any state of facts, change, effect, condition, development, event or occurrence that is the result of (i) factors affecting any national, regional or world economy, (ii) an outbreak or escalation of any national or international hostilities, or (iii) factors generally affecting the industry or markets in which the Company competes. In addition, a decrease in the market value or price per share of the Company by itself shall not be regarded as a Material Adverse Effect.

 “New Articles” means the Amended and Restated Articles of Association of the Company to be adopted by the shareholders of the Company at Closing, in the form attached hereto as Exhibit C.

“New Directors” means the individuals who will be appointed by the Investor as members of the Board as of the Closing Date.

 “Ordinary Shares” means ordinary shares of the Company, nominal value NIS 0.6 per share.

“Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders, of any Governmental Entity necessary for the Company to own, lease and operate its properties or to carry on its business.

“Person” means a natural person, corporation, partnership, limited liability company, joint venture, association, trust, Governmental Entity, unincorporated organization or other entity.

“Related Party” means any officer, director or a shareholder holding (directly or indirectly) at least five percent (5%) of the outstanding share capital of the Company, and any member of such shareholder’s, director’s, or officer’s immediate family.

“Release” means spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

“Registration Rights Agreement” means the registration rights agreement to be entered between the Investor and the Company with respect to the Issued Shares, in the form attached hereto as Exhibit D.

 “Resigning Directors” means Mr. Erez Meltzer, Mrs. Irit Eluz, Mr. Amit Mantsur, Mr. Sabih Saylan and Mr. David Banitt.

“Run Off Insurance” means the insurance policy covering the directors and officers of the Company and the Subsidiaries, at the Closing Date (including the Resigning Directors), for a period of 7 years.

             “Selling Shareholder” means Merhav M.N.F. Ltd. .

 “Subsidiary” of any Person, means any other Person more than 50% of whose outstanding shares or securities representing the right to vote for the election of directors or other managing authority of such other Person are owned or controlled, directly or indirectly, by such first Person.

“Tax” means (a) all federal, state, local, foreign and other net income, gross income, gross receipts, value-added, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, assessments or charges of the nature of taxation of any kind whatsoever, together with any interest, any penalties or additions to tax with respect thereto, and including any fees or penalties imposed on a person in respect of any information included in any tax return made to a Governmental Entity, (b) any liability for payment of amounts described in clause (a) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of Law, and (c) any liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person in respect of the foregoing.

“Transaction Documents” means this Agreement, the Management Services Agreement, the Indemnification Agreements, the Registration Rights Agreement and any and all agreements and other documents, schedules or exhibits attached or ancillary thereto.

“Waiver and Release Letters” means the waiver and release letters to officers and directors of the Company and the Subsidiaries (as detailed in Exhibit E-1) in the form attached as Exhibit E-2 hereto.

SECTION 1.02.    Accounting Terms.  Any accounting terms used in this Agreement shall, unless otherwise specifically provided, have the meanings customarily given them in accordance with United States generally accepted accounting principles (“GAAP”) and all financial computations hereunder or thereunder shall, unless otherwise specifically provided, be computed in accordance with GAAP consistently applied.

ARTICLE II

PURCHASE AND SALE OF THE ISSUED SHARES

SECTION 2.01.   Purchase and Sale of the Issued Shares.  At the Closing (as defined below) and subject to the terms and conditions set forth in this Agreement the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, the Issued Shares, Free and Clear.

SECTION 2.02.    The Consideration. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing (as defined below) the Investor shall pay to the Company, by a wire transfer to a bank account designated by the Company, an amount of US $4,200,000 (the “Consideration”). The Consideration shall be paid, in NIS at the prevailing exchange rate at the Closing Date, as published by the Bank of Israel.

SECTION 2.03.   Closing. The closing (the “Closing”) of the Investment Transaction shall take place at the offices of Amit, Pollak, Matalon & Co., 17 Yitzhak Sadeh Street, Tel-Aviv, Israel, as soon as possible, but no later than 5 Business Days after satisfaction (or waiver by the Party entitled to waive such conditions) of all the conditions precedent to the Closing as set out herein in Article II (the time and date of the Closing being herein referred to as the “Closing Date”); provided, however, that either Party may terminate this Agreement at any time by giving written notice if the Closing has not occurred prior to the lapse of 90 days from the date hereof, or earlier if any of the conditions to Closing was conclusively rejected and not waived by the applicable Party (the “Closing Period”), unless the Investor or the Company has notified the other Party in writing, prior to the lapse of the Closing Period, of its intention to extend the Closing Period by additional 30 days (the “Termination Date”).

SECTION 2.04.    Deliveries by the Company at Closing.  At the Closing, the following documents shall have been provided to the Investor by the Company:

(a) A confirmation from Company's transfer agent, American Stock Transfer & Trust Company LLC, of the issuance of a share certificate in the name of the Investor representing the Issued Shares, bearing legend in accordance with applicable securities laws, accompanied by a copy of such a share certificate;

(b) A copy of the press release to be issued and filed with the SEC by the Company regarding the  issuance of the Issued Shares, in a form acceptable to Investor;

(c) A copy of duly executed minutes of the general meeting of the Shareholders of the Company, signed by the chairman of the meeting, (i) authorizing the execution, performance and delivery of each of the Transaction Documents, (ii) approving the appointment of the New Directors, (iii) approving the compensation to such New Directors which are not employed or otherwise retained by the Investor (that shall be equal to the compensation of outside directors under Israeli law) and insurance of the New Directors, (iv) approving the adoption of the New Articles, (v) approving the Run Off Insurance, (vi) approving the Waiver and Release Letters, (vii) approving the grant of exculpation letters (“Exculpation Letters”) in the form attached as Exhibit F, (viii) approving the payment of the Finder Fee to the Selling Shareholder, and (ix) approving the purchase of a D&O insurance policy in terms that are substantially similar to the terms in effect on the date hereof (the “Shareholders Approval”);

(d) Duly executed letters of resignation and release by the Resigning Directors as of immediately prior to Closing, in the form attached hereto as Exhibit G;

(e) Copies of all of those consents, approvals or waivers of, or notices to, a Governmental Entity or any other third party with respect to the transactions contemplated by the Transaction Documents, as detailed in Exhibit H;

(f) Duly executed copies of each of the Transaction Documents;

(g) A certificate, duly executed by the Company, confirming that, each of the representations and warranties set forth in Articles III is accurate in all material respects as of the Closing Date as if made on the Closing Date and that the Company has performed and complied in all material respects with all its covenants, agreements, and undertakings as set forth herein (the “Company Certificate”);

(h) Duly executed copy of the minutes of the resolutions of the Board approving that all the corporate proceedings and approvals in connection with the Investment Transaction as required by Chapter 5 of the Companies Law have been obtained, all in accordance with the provisions of Section 282 of the Companies Law; and

(i) Opinion of legal counsel of the Company, in a form reasonably acceptable to the Investor.

SECTION 2.05.   Deliveries by the Investor at Closing.  At the Closing, the Investor shall deliver to the Company:

(a) The Consideration; and

(b) Duly executed copies of the Transaction Documents to which it is a party.

SECTION 2.06.     The Investor's Conditions to Closing. The Investor’s obligations to consummate the Investment Transaction pursuant to the terms of this Agreement is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the Investor):

(a) Accuracy of Representations.  The representations and warranties made by the Company in this Agreement were accurate, true and correct when made in all material respects and shall be accurate, true and correct in all material respects at the Closing Date.

(b) Performance of Covenants.  The Company shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with prior to or at the Closing.

(c) Absence of Material Adverse Effect. Between the date hereof and the Closing Date, there has not been a Material Adverse Effect.

(d) Deliveries. The Investor shall have received the deliverables set forth in Section 2.04, provided however that the adoption of the Exculpation Letters shall not be a condition to Closing of this Agreement;

(e) Consents. The Company shall have received all consents, approvals or waivers of, or notices to, a Governmental Entity or any other third party with respect to the transactions contemplated by the Transaction Documents and, if applicable, by the Share Purchase Agreement. Without limiting the foregoing, the following approvals and consents shall have been received:

(i) an approval of the U.S. Department of State to the Investment Transaction, including the Investor's holding of up to 50.5% of the outstanding Shares following the completion of the Investment Transaction, without any terms or conditions which are, at the Investor's reasonable opinion, detrimental to the Investor or the Company;

(ii) an approval of the Israeli Antitrust Authority, or the lapse of any waiting period under the Israeli antitrust Laws, to the Investment Transaction, including the Investor's holding of up to 50.5% of the outstanding Shares following the completion of the Investment Transaction, without any terms or conditions which are, at the Investor's reasonable opinion, detrimental to the Investor or the Company;

(iii) Bank Consents, without any terms or conditions which are, at the Investor's reasonable opinion, detrimental to the Investor or the Company.

(f) Corporate Proceedings. All corporate proceedings in connection with the approval and fulfillment of the Transaction Documents (and any of its ancillary documents, schedules or exhibits), including all transactions contemplated thereunder, by the Company have been obtained.

(g) No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by the Transaction Documents shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the transactions contemplated by the Transaction Documents that makes consummation of the transactions contemplated by the Transaction Documents illegal.

(h) No Legal Proceedings. No Person shall have commenced or threatened in writing any Legal Proceeding challenging or seeking to prohibit or limit the exercise by the Investor of any right pertaining to its ownership of the Issued Shares.

(i) Key Employees.  Each of the the Key Employees has executed and delivered a retention agreement in the form attached as Exhibit I herein.

(j) The closing of the transactions contemplated by the Share Purchase Agreement has occurred.

SECTION 2.07.   Company's Conditions to Closing. The Company’s obligation to consummate the Investment Transaction pursuant to the terms of this Agreement at the Closing are subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the Company):

(a) Accuracy of Representations.  The representations and warranties of the Investor were accurate, true and correct when made in all material respects and shall be accurate, true and correct in all material respects at the Closing Date.

(b) Performance of Covenants. The Investor shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by the Investor prior to or at the Closing.

(c) No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by the Transaction Documents shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the transactions contemplated by the Transaction Documents that makes consummation of the transactions contemplated by the Transaction Documents illegal.

(d) Corporate Proceedings. All corporate proceedings in connection with the approval and fulfillment of the Transaction Documents (and any of its ancillary documents, schedules or exhibits), including all transactions contemplated thereunder, by the Investor have been obtained.

(e) No Legal Proceedings. No Person shall have commenced or threatened in writing any Legal Proceeding challenging or seeking to prohibit or limit the exercise by the Investor of any right pertaining to its acquisition of the Issued Shares.

(f) Agreements and Documents. The Investor shall have executed those Transaction Documents to which it is a party.

(g) Runoff Insurance. The shareholders of the Company have approved the purchase of Run Off Insurance.

(h) Waiver and Release. The shareholders of the Company have approved the execution and delivery by the Company of the Waiver and Release Letters.

(i) Payment of Finder Fee. The shareholders of the Company have approved the payment of the Finder Fee to the Selling Shareholder.

(j) D&O Insurance Policy. The shareholders of the Company have approved the purchase of a D&O insurance policy in terms that are substantially similar to the terms in effect on the date hereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investor, and acknowledges that the Investor is entering into this Agreement in reliance thereon, as follows:

SECTION 3.01.  Organization.

(a) The Company is a corporation duly organized and validly existing under the laws of the State of Israel and has the legal capacity and authority to conduct business in each jurisdiction in which its business is conducted or its properties are located.  The Company has delivered to the Investor true and accurate copies of the organizational documents. The Company maintains all corporate, shareholder or other records and registers required by law (for the past 7 years) and such records are complete and accurate in all material respects and are being maintained in compliance with applicable Laws.

SECTION 3.02.  Authorization, Validity, Conflict, Enforceability and Consents.

(a) The Company has all Permits necessary for the conduct of its business as now being conducted. The Company has not received any written notices of default relating to any such Permits.

(b) Neither the execution, delivery and performance of the Transaction Documents and any and all ancillary documents thereto, nor compliance by the Company with the terms thereof, will conflict with or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the organizational documents of the Company, (ii) any judgment, order, injunction, decree, or ruling of any federal, state or local, domestic or foreign, government or any court, administrative agency or commission or other governmental or authority or agency, domestic or foreign (a “Governmental Entity”), and (iii)  any applicable Law.

(c) Except as set forth in Section 3.02 of the Company Disclosure Schedules, the execution, delivery and performance of the Transaction Documents will not (i) give to any Person any rights, including rights of termination, cancellation or acceleration, in or with respect to any Contract referred to in this Section 3.02, or to any of the properties of the Company, or (ii) require the consent, approval, authorization of, or the filing with, or the delivery of notice to, any Person.

(d) (i) The execution, delivery and performance of the Transaction Documents by the Company, (ii) the consummation by the Company of the transactions contemplated thereby, (iii) the compliance by the Company with the provisions of the Transaction Documents, and (iv) the compensation to such New Directors which are not employed or otherwise retained by the Investor (that shall be equal to the compensation of outside directors under Israeli law) and insurance of the New Directors (and insurance of the New Directors have been duly authorized by the Board and any applicable committee thereof.  Duly executed copies of the minutes of the resolutions of the Board, the audit committee and the compensation committee of the Company (to the extent required)authorizing the aforementioned are attached to this Agreement as Exhibit I. The Company shall seek the required shareholder approval under the Companies Law prior to the Closing.  Subject to such shareholder approval, all acts required to be taken by the Company to authorize the aforementioned on clauses (i) to (v) above have been duly taken and are legally valid and in full force and effect, and no other corporate proceedings on the part of the Company are necessary to authorize any of the aforementioned on clauses (i) to (v) above. The Transaction Documents and any ancillary documents thereto, when executed and delivered by or on behalf of the Company, shall constitute valid and legally binding obligations of the Company legally enforceable in accordance with their terms.

SECTION 3.03.  Capitalization.

(a)  As of the date of this Agreement, the registered and authorized share capital of the Company is 50,000,000 Ordinary Shares, NIS 0.6 par value each, of which 6,610,107  Ordinary Shares are issued and outstanding (the “Shares”). The Shares constitute all of the equity or voting interests in the Company. All the Shares have been duly authorized and validly issued, are fully paid, non-assessable, were not issued in violation of the terms of any agreement binding upon the Company and were issued in compliance with the organizational documents and all applicable federal and state securities laws, rules and regulations.  There are no accrued but unpaid dividends in respect of the Shares. The Company is not aware of any shareholders, voting or any other agreements or undertakings relating to the share capital of the Company.

(b) Except as set forth in Section 3.03 of the Company Disclosure Schedules, no Shares, or other equity or voting interests in the Company, or options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other rights to acquire, purchase or otherwise receive any such Shares or interests have been issued, are reserved for issuance or are outstanding, and there are no outstanding contractual or other obligations of the Company to issue Shares or any of the above mentioned securities and rights.  There are no outstanding contractual or other obligations of the Company to (i) repurchase, redeem or otherwise acquire any Shares of the Company or (ii) vote or dispose of any Shares of the Company.

SECTION 3.04.  The Issued Shares. On the Closing Date, the Issued Shares will constitute 34.8% of the total number of outstanding Shares, on a fully diluted basis.  Upon delivery to the Investor at the Closing of certificate representing the Issued Shares, good and valid title to the Issued Shares will pass to the Investor, Free and Clear.

SECTION 3.05.  Financial Statements. The Company’s Financial Statements included in its Annual Report on Form 20-F filed on April 30, 2013, as amended by Amendment No. 1 on May 28, 2013 and Amendment No. 2 on May 29, 2013 and in its Form 6-K filed on May 29, 2013 (which includes the unaudited and not reviewed interim consolidated statements of operations and consolidated balance sheets of the Company for the first quarter of 2013 (the “Q1 Financial Statements”)), have been prepared in accordance with GAAP, present fairly the Company’s financial condition as of such dates and the results of operations of the Company for such periods, are correct and complete in all material respects and are consistent with the books and records of the Company, based on the accounting policies reflected in such Financial Statements.  Section 3.05(b) of the Company Disclosure Schedules will set forth the unaudited and  not reviewed consolidated balance sheet of the Company as of June 30, 2013 as well as the related consolidated statements of operations, statements of changes in shareholders' equity (deficiency) and consolidated statements of cash flows of the Company (to be attached prior to the Closing Date) (the “Closing Financial Statements”).  The Closing Financial Statements, subject to the Closing Financial Statements and the Q1 Financial Statements not having been reviewed, (i) were derived from and is in accordance with the books and records of the Company, (ii) were prepared in accordance with U.S. GAAP and on a basis consistent with, and with no changes in the method of application of the Company’s accounting policies, no changes in the method of applying the Company’s use of estimates as compared with, and no changes regarding the recognition, classification or allocation of any deferred revenues or other line items as compared with, the Financial Statements and (iii) fairly presents in all material respects the assets, liabilities (including all reserves) and financial position of the Company as of the date thereof based on the accounting policies reflected on such Financial Statements. In the Q1 Financial Statements and in the Closing Financial Statements with respect to Subsidiaries, there is no stock of final goods that has not been sold during a period of 12 months or more from the date of manufacturing, exceeding $50,000, no obsolete stock of raw material (raw material that its expiry date has elapsed and is not usable) or work in process inventory (except for normal failure during manufacturing process) exceeding US$50,000. There are no accounts receivables exceeding US$100,000 in the aggregate, that have not been collected for a period of 12 months from the date due, for which no provision has been made.

SECTION 3.06.  SEC Documents; Sarbanes-Oxley Act.  Since January 2010, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by a foreign private issuer, with the Securities and Exchange Commission (“SEC”) pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (all of the foregoing filed prior to the date hereof or prior to the date of the Closing, being hereinafter referred to as the “SEC Documents”). As of their respective dates, but subject to any amendments or supplements in later filings, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC but subject to any amendment or supplement in later filings, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 and any and all applicable rules promulgated by the SEC thereunder, that are applicable to the Company as a foreign private issuer, except where such noncompliance would not have a Material Adverse Effect.

Without derogating from the foregoing, Investor acknowledges the Company's statement that the SEC has not reviewed  the Company's filings, and may conduct such review, the outcome of which is not certain.

SECTION 3.07.  Absence of Certain Changes or Events. Since the filing of the Company's Annual Report for the year ended December 31, 2012, as amended, other than as set forth in subsequent SEC Documents, the Company has conducted its business in all material respects in the ordinary course of business, and there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 3.08.  Undisclosed Liabilities.  Except as set forth in the Financial Statements or the SEC Documents neither the Company nor any of its Subsidiaries has material liabilities or obligations of any nature, either accrued, contingent, unasserted or otherwise (whether or not required to be reflected on a balance sheet in accordance with GAAP), and whether due or to become due.

SECTION 3.09.  Subsidiaries. Section 3.09 of the Company Disclosure Schedules lists all of the Subsidiaries of the Company, specifying with respect to each such Subsidiary, the percentage of ownership of the Company in such Subsidiary. Each Subsidiary of the Company is a corporation duly organized and validly existing under the laws of the jurisdiction under which it was incorporated and has the legal capacity and authority to conduct business in each jurisdiction in which its business is conducted or its properties are located.

SECTION 3.10.  Legal Proceedings. Section 3.10 of the Company Disclosure Schedules sets forth a complete list of all Legal Proceedings which are pending or, to the knowledge of the Company,  threatened by or against the Company as of the date hereof, and a short description thereof.  Other than as set forth on Section 3.10 of the Company Disclosure Schedules, there is no Legal Proceeding which is pending or, to the knowledge of the Company, threatened by or against the Company or affecting the Company or any of its Subsidiaries, nor is there any order of any Governmental Entity or arbitrator outstanding against, or investigation by any Governmental Entity involving, the Company or any of its Subsidiaries.

SECTION 3.11.  Material Contracts.

(a) Section 3.11 (a) of the Company Disclosure Schedules contains lists of the following respective list of Contracts (with specific reference to the subsection of this Section 3.11(a) to which they relate) to which the Company is a party (such Contracts as are required to be set forth in Section 3.11(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i)       any Contract (1) limiting in any material respect either the type of business in which any the Company may engage or the manner or locations in which the Company may so engage in any business, (2) containing exclusivity obligations or similar restrictions or (3) that would obligate the Company to make any material payment in connection with the Investment Transaction, or (4) that are terminable by the other party thereto upon a change of control of the Company.

(ii)      any Contract that is reasonably likely to involve consideration of more than $500,000, in the aggregate, over the remaining term of such Contract;

(iii)      any Contract relating to the employment of, or the performance of services by, the directors and executive officer of the Company which are listed in the Company's 2012 Annual Report or any amendment or subsequent related disclosure;

(iv)      any Contract that relates to the formation, operation or management of any joint venture, strategic alliance, partnership or similar arrangement that is material to the Company and the Subsidiaries, taken as a whole;

(v)       any Contract under which the Company or any Subsidiary has directly guaranteed any material liabilities or obligations of any other Person;

(vi)      any Contract relating to the borrowing of money (including any related securities and guarantees provided by or to the Company or extension of credit, in each case in excess of $250,000, other than accounts receivables and payables in each case in the ordinary course of business consistent with past practice;

(vii)     any Contract with any Governmental Entity or relating to any governmental grant or funding;

(viii)    any Contract with the top five suppliers (based on current fiscal year expenditures) of goods or services to the Company, and with any of the ten customers (based on 2012 fiscal year and first quarter of 2013 revenues) of the Company;

(ix)       any lease of real estate property used by the Company or any Subsidiary; and

(x)       any Contract with any shareholder or Affiliate of the Company or any Subsidiary;

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Schedules, each Material Contract is a legal, valid and binding agreement and is in full force and effect. The Company or any Subsidiary party to such Material Contract has performed all material obligations required to be performed by it under the Material Contract, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder. None of the Material Contracts has been canceled by the other party.  To the knowledge of the Company, no other party to a Material Contract is in material breach or violation thereof, or in material default thereunder.  Neither the Company nor any Subsidiary has received any written claim of material default under any Material Contract.

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Schedules, neither the execution of the this Agreement and the other Transaction Documents, nor the consummation of the transactions contemplated hereby and thereby shall constitute a default or give rise to cancellation rights under, or material changes of the terms of any Material Contract.  The Company has furnished or made available to the Investor true and complete copies of all Material Contracts, including any amendments thereto.

SECTION 3.12.  Compliance with Laws.  Except as set forth in Section 3.12 of the Company Disclosure Schedules and as would not have Materially Adverse Effect, the Company has complied with all Laws applicable to its business and operations and with all licensing, Permits and requirements necessary to lawfully conduct the business in which it is engaged in all material respects. For purpose of this section 3.12 a decrease in the market value or price per share will be regarded a  Materially Adverse Effect.

SECTION 3.13.  Affiliate and Interested Party Transactions. Except as set forth in Section 3.13 of the Company Disclosure Schedule, there are no existing Contracts, transactions, indebtedness or other arrangements, or any related series thereof, between the Company or any Subsidiary, on the one hand, and a Related Party of the Company or any Subsidiary, or an Affiliate thereof, on the other hand (“Related Party Agreements”).  All Related Party Agreements were approved pursuant to the terms of the Companies Law, in accordance with the procedures of the Companies Law relating to approval of transactions with interested parties.

SECTION 3.14.  Environmental Matters.

(a) Except as set forth in Section 3.14 of the Company Disclosure Schedule,  the Company and each of its Subsidiaries is, and has been, in compliance with all Environmental Laws in all material respects, and neither the Company, nor any of its Subsidiaries, has received any (i) written communication alleging that the Company or any of its Subsidiaries is in violation of, or may have liability under, any Environmental Law or (ii) currently outstanding written request by any Governmental Entity for information pursuant to any Environmental Law. The Company and each of its Subsidiaries possesses and is in compliance in all material respects with all Permits required under Environmental Laws (“Environmental Permits”) for the conduct of its operations. All such Environmental Permits are valid and neither the Company nor any of its Subsidiaries has been advised in writing by any Governmental Entity of any actual or potential change in the status or terms and conditions of any such Environmental Permit.

(b) Based on the Company's Environmental Permits, which represent the Laws applicable to the Company, the Company is not obligated by any Law or Governmental Entity to conduct a soil contamination survey, testing or sampling.

(c) Subject to the Company's financial condition, prioritization of its anticipated business activities and subject to the Law as applicable on the date hereof, after conducting discussions within management, the Company expects to invest, in the period commencing on the Closing Date and ending on December 31, 2015, an aggregate amount of up to US$350,000 in its efforts to comply with all applicable Environmental Laws.  The Company believes that, based on all the assumptions and disclaimers stated herein, such amount is sufficient for such purpose based on the information it poses and the applicable Environmental Laws as of the date hereof and as of the Closing Date.

SECTION 3.15.  Employees.

(a) Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, the employees of the Company or any Subsidiary thereof are not represented by any labor union, works council or similar organization or (ii) party to a collective bargaining agreement.

(b) Except as set forth in Section 3.15(b) of the Company Disclosure Schedule, the Company and each Subsidiary thereof are in compliance in all material respects with all applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, and workers’ compensation.

(c) Except as set forth in Section 3.15(c) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries is subject to, nor do any of its employees benefit from, extension orders (Tzavei Harchava) other than the minimum benefits and working conditions required by law to be provided pursuant to rules and regulations of the General Federation of Labor (Histadrut), the Coordinating Bureau of Economic Organization and the Industrialists’ Association or extension orders that apply to all employees or to all employees in the Company's industry. The severance pay due to the Employees is fully funded or provided for in accordance with GAAP.

SECTION 3.16.  Taxes.  Except as set forth in Section 3.16 of the Company Disclosure Schedule, the Company and each Subsidiary thereof has filed all federal, state and local, domestic and foreign, income and franchise tax returns and all other tax returns required to be filed in the manner prescribed by applicable Law.  All such tax returns are complete and correct in all material respects.  The Company and each Subsidiary thereof has paid all taxes due from it or them with respect to the taxable periods covered by such tax returns and all other taxes for which the Company or any of its Subsidiaries is or might otherwise be liable.  Neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any tax return which tax return has not yet been filed.  No Liens for taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for taxes not yet due.  Neither the Company nor any of its Subsidiaries is a party to, bound by, or currently has any liability under, any tax sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to taxes (including any advance pricing agreement, closing agreement or other agreement relating to taxes with any taxing authority).  The Company and each Subsidiary thereof has complied in all material respects with all applicable Laws relating to the collection, payment and withholding of taxes, including, without limitation, value added taxes, and has, within the time and the manner prescribed by Law, collected, withheld from and paid over to the proper Governmental Entities all amounts required to be so collected, withheld and paid under applicable Laws.  The Company and each Subsidiary thereof has conducted all aspects of their business in accordance with the terms and conditions of all tax rulings and tax concessions that were provided by any relevant taxing authority, copies of all of which have been provided to the Investor.

SECTION 3.17.  Intellectual Property.

(a) Except as set forth in Section 3.17 of the Company Disclosure Schedule, the Company has the right to use all of the Intellectual Property required for its business as currently conducted. The Company has no registered Intellectual Property.

(b) Except as set forth in Section 3.17(b) of the Company Disclosure Schedules, (i) no Intellectual Property used in the business of the Company infringes any Intellectual Property rights of others to the knowledge of the Company; and (ii) the Company has not received any written communications alleging that the Company and/or its products have violated or by conducting its business, would violate, any of the Intellectual Property of third parties.

SECTION 3.18.  Insurance.  Section 3.18 of the Company Disclosure Schedules sets forth a complete and correct list of all insurance policies of fire, liability, product liability, workmen’s compensation, health and other forms of insurance presently in effect with respect to the Company's or any of its Subsidiaries’ properties, assets, operations and businesses, complete and correct copies of which have been delivered to the Investor.  All such policies are valid, outstanding and enforceable policies and provide insurance coverage for the properties, assets, operations and businesses of the Company and all of its Subsidiaries.  In the last 24 months, neither the Company nor any of its Subsidiaries has been refused any insurance with respect to any property or asset or any aspect of its operations or business, and its coverage has not been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance except where otherwise stated in the insurance policies or the Company Disclosure Schedules.  No notice of cancelation or termination has been received with respect to any such policy.  The activities and operations of the Company and each of its Subsidiaries have been conducted in a manner so as to conform to all applicable material provisions of such insurance policies.

SECTION 3.19.  Suppliers and Customers.  Except as set forth on Section 3.19 of the Company Disclosure Schedules, in the last 12 months, no material supplier or customer has cancelled or otherwise terminated its relationship with the Company or any of its Subsidiaries.  No material supplier or customer has threatened (in writing) to cancel, or otherwise substantially modify, its relationship with the Company or any of its Subsidiaries.

SECTION 3.20.  Effect of Transaction.  No creditor, supplier, officer, employee, contractor, consultant, client or other customer or other Person having a material business relationship with the Company or any of its Subsidiaries has informed the Company or a Subsidiary thereof prior to the Closing Date that such Person intends to change such relationship in a manner that is materially adverse to the Company or the Subsidiary because of the Investment Transaction or the other transactions contemplated by the Transaction Documents.

SECTION 3.21.  Internal Accounting Controls. Except as set forth on Section 3.21 of the Company Disclosure Schedules, the Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. In addition, the Company has established and maintains disclosure controls and procedures as required by Rule 404 of the Sarbanes-Oxley Act of 2002.

SECTION 3.22.  Brokers.  Except for the Finder Fee, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Investment Transaction and the other transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of the Company.

SECTION 3.23.  Disclosure; Information Supplied.  The Company has not knowingly failed to disclose to the Investor in writing any fact that has a Material Adverse Effect.  No representation or warranty of the Company contained in this Agreement, and no statement contained in any document, certificate or schedule furnished by the Company to the Investor or any of its representatives pursuant to this Agreement, contains any untrue statement of a material fact, or omits to state any material fact required to be stated therein or necessary, in light of the circumstances under which it was made, to make the statements herein or therein not misleading or necessary to fully and fairly provide the information required to be provided in any such document, certificate or schedule.

SECTION 3.24.  Effectiveness.  Each representation and warranty herein is deemed to be made on the date of this Agreement and as of the Closing Date.

SECTION 3.25.  No other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT, INCLUDING, FOR THE AVOIDANCE OF DOUBT, THE COMPANY DISCLOSURE SCHEDULES, THERE ARE NO OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, MADE BY THE COMPANY.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor represents and warrants to the Sellers as follows:

SECTION 4.01.  Organization. The Investor is a corporation duly incorporated and validly existing under the laws of the State of Israel. The Investor has all requisite power and authority to execute and deliver this Agreement, the other Transaction Documents and other documents contemplated thereby or which are ancillary thereto and to consummate the transactions contemplated thereby.

SECTION 4.02.  Authorization, Enforceability. This Agreement, when executed and delivered by the Investor will constitute a valid, binding, and enforceable obligation of the Investor.  The execution and delivery of this Agreement and the other Transaction Documents and the performance of the obligations of the Investor have been duly authorized by all necessary corporate action, and the fulfillment of and compliance with the respective terms and provisions thereof, and the consummation by the Investor of the Investment Transaction do not and will not conflict with, or violate any provision of, any Law having applicability to the Investor, or result in any breach of, or constitute a default under any agreement to which the Investor is a party, except as would not prevent in any way the Investor from performing its obligations and undertakings under the this Agreement and the other Transaction Documents.

SECTION 4.03.  Financing. Investor presently has and will have at the Closing, all funds or financing in place necessary to pay and deliver to Company the Consideration and fulfill all other obligations hereunder.

SECTION 4.04.  No Knowledge of Material Wrong Facts. As of the date of this Agreement, the Investor has no actual knowledge (excluding for the avoidance of doubt constrictive knowledge)  of any material wrong facts in any of the representation and warranties of the Company set forth in Section 3 above excluding the Company Disclosure Schedules, provided however that nothing herein shall derogate from the representation and warranties of the Company set forth in Section 3 above or from Company’s liabilities  thereunder.

SECTION 4.05.  Independent Investigation.  The Investor has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations and financial condition of the Company, which investigation, review and analysis was done by the Investor and its representatives.  The Investor acknowledges that it has been provided adequate access to the personnel, properties, premises and records of the Company for such purpose and that it has received substantially all of the information required by it with respect to the Company, including information regarding to the value, activity, business, assets, rights, obligations, liabilities, accounting, financial and legal status.  Notwithstanding the foregoing, the rights of the Investor for indemnification or other remedies under this Agreement shall not be impacted or limited by any investigation or diligence by the Investor.  The Company hereby acknowledges that, regardless of any investigation made by or on behalf of the Investor, and regardless of the results of any such investigation, the Investor has entered into this Agreement in express reliance upon the representations and warranties of the Company made in this Agreement. Investor hereby acknowledges and agrees that other than the representations and warranties set forth in Section 3, none of the Company or any of its officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, with respect to the Company and its business.

SECTION 4.06.  Investment Purpose. The Investor represents and agrees that the Issued Shares are purchased by it for investment purposes, for its own account, and without present intention to sell or distribute them other than under applicable securities laws.

SECTION 4.07.  Securities Laws Matters. Investor acknowledges that it is able to bear the economic risk of holding the Issued Shares, and has such knowledge and experience in financial or business matters that the Investor is capable of evaluating the merits and risks of holdings the Issued Shares.  Investor understands that (i) the Issued Shares have not been registered under the Securities Act, (ii) the securities comprising the Issued Shares  are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Investor must hold the Issued Shares  indefinitely unless such shares are registered with the SEC and qualified by any applicable state authorities, or an exemption from such registration and qualification requirements is available, and (iii) the share certificate and, if applicable, any securities issued in respect of or exchange for the share certificate shall bear the following legend, as well as any other legends required by state or foreign securities laws:

“THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY FOREIGN OR STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, OFFERED OR SOLD EXCEPT IN COMPLIANCE THEREWITH.”

SECTION 4.08.  Effectiveness. Each representation and warranty herein is deemed to be made on the date of this Agreement and as of the Closing Date.

ARTICLE V

COVENANTS

SECTION 5.01.  General Meeting of Shareholders. The Company will use reasonable efforts to convene a general meeting of its shareholders as soon as possible and in any event not later than 60 days following the date of this Agreement, to approve, among other things, the terms of this Agreement and the other Transaction Documents. The proxy statement materials will be provided to the Investor for their review. The Investor will provide within no later than 3 Business Days following the date of this Agreement, all necessary information to the Company for that purpose, including the details and declarations of the New Directors.

SECTION 5.02.  Agreements of the Company. Subject to any applicable law, between the date hereof and the Closing Date, neither the Company nor any Subsidiary thereof shall (unless, subject to any applicable laws, otherwise agreed in writing between the Parties):

(a) directly or indirectly do any of the following: (i) sell, pledge, dispose of, or encumber any of its assets, other than sales of inventory and sales of immaterial capital assets – in each case - in the ordinary course of its business and consistent with past practice; (ii) amend or propose to amend its organizational documents or comparable organizational documents; (iii) split, combine or reclassify any outstanding Shares or other equity interest, or declare, set aside or pay any dividend or distribution payable in cash, equity interest, property or otherwise with respect to such Shares or other equity interest; (iv) redeem, purchase, acquire or offer to acquire any Shares or other equity interest; or (v) enter into any agreement, or take any action, with respect to any of the matters set forth in this Section 5.02(a);

(b) (i) issue, sell, pledge, or dispose of, or agree to issue, sell, pledge, or dispose of, any Shares or other equity interests of, or securities convertible into or exchangeable for, or any options, warrants, or rights of any kind to acquire any Shares or other equity interests of any class whether pursuant to any rights agreement or otherwise; (ii) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity or similar interest in any entity; (iii) incur any indebtedness for borrowed money or issue any debt securities, except for loans to purchase fixed assets to be used in its production lines, and loans in the ordinary course of its business and consistent with past practice; (iv) enter into any Contract except in the ordinary course of its business and consistent with past practice; or (v) terminate, modify, assign, waive, release or relinquish any Contract rights or amend any material rights or claims not in the ordinary course of its business and consistent with past practice;

(c) take any action to institute any new severance or termination pay practices with respect to any directors, officers or employees of the Company or any of its Subsidiaries or to increase the benefits payable under its severance or termination pay practices, other than by way of adoption of compensation policy pursuant to the Companies Law;

(d) hire any new employees except for employees having an annualized salary of less than NIS250,000, employees who are terminable at will, or employees who are hired to replace a former employee, provided, however, that notwithstanding the foregoing and without any limitation, the Company shall be entitled to hire additional department manager for production, manufacturing manager or an industrial and management engineer, and 3 additional employees at a total annualized cost for the Company not exceeding 180,000 Euro with respect to CEO for Kubatronik, NIS 390,000 with respect to a local productions manager and NIS 315,000 with respect to a local mechanic department manager;

(e) otherwise conduct its business except in the ordinary course consistent with past practice, including, without limitation, capital expenditures in Company equipment and facilities, at a total aggregate cost that shall not exceed US$1,250,000, out of which no more than US$300,000 shall be financed by the Company's capital, for servers and data storage, presses, registration system for thin inner-layers (based on laser technology), ERP system, chemical treatment for outer layers, except with respect to those actions to be taken in connection with the transactions contemplated by the Transaction Documents; and

(f) enter into any agreement, or take any action, with respect to any of the matters set forth in this Section 5.02.

(g) notwithstanding anything to the contrary in this Section 5.02, the Company may consummate its engagement with the Israel Discount Bank, Bank Hapoalim and any other bank for the extension of a credit line (up to an additional US$5 million), and make use of such credit line.

SECTION 5.03.    Consents, Assigned Contracts, Etc.  Prior to the Closing Date, the Company shall use its best efforts to (i) obtain as promptly as possible the assignments, Permits and consents listed on Schedule 3.02 of the Company Disclosure Schedules, (ii) cause the Investor's conditions for Closing set forth in Section 2.06 to be satisfied; and (iii) consummate and make effective the transactions contemplated by the Transaction Documents. Prior to the Closing Date, Investor shall use its best efforts to (i) obtain as promptly as possible the approval of the Israeli Antitrust Authority for the consummation of this transaction, and (ii) consummate and make effective the transactions contemplated by the Transaction Documents.

SECTION 5.04.  Public Announcements. The Parties shall not issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Investment Transaction, unless the publication of a press release or other public announcement is required by any applicable Law, applicable regulation or stock exchange rule and in such event the Company agrees (subject to any applicable law) to coordinate with the Investor to the extent reasonably possible, any release or report to the public and/or to any authority of information relating to the Investment Transaction or the other transactions contemplated by the Transaction Documents.

SECTION 5.05.  Company Disclosure Schedules.  From time to time prior to the Closing, the Company shall promptly supplement or amend the Company Disclosure Schedules in order to keep such information therein timely, complete and accurate in all material respects.

SECTION 5.06.  Indemnification.  To the fullest extent permitted by applicable law, the Company will indemnify and hold the Investor harmless against and in respect of any loss, liability, deficiency or damage, or actions in respect thereof (including reasonable legal fees and expenses) (collectively, “Losses”), occasioned by: (i) any breach of this Agreement; (ii) any falsity of any representations or warranties of the Company or any certificate or other instrument furnished by the Company ;or (iii) subject to the representations or warranties of the Company any liability that is derived from an act or omission by the Company that has been committed prior to the date hereof, but that becomes known hereafter.  Indemnification shall be limited as follows: (a) no Losses in respect of indemnity claims under this Agreement shall be payable until the total of all such Losses exceeds US$100,000 (other than with respect to Losses occurred due to intentional, fraudulent or willful misrepresentations, in which case such limitation will not apply) and then recovery shall be permitted hereunder 'from the first dollar'; and (b) except with respect to claims based on intent, fraud and/or willful misrepresentations, in no event shall the maximum aggregate liability for indemnity claims under clause (ii) above with respect to the representations and warranties set forth in Sections 3.01-3.04 exceed the Consideration amount, and with respect to all other Company's representations and warranties exceed an amount of $2,500,000.  It is hereby clarified that the limitations on the Company's liability set forth in clause (b) above shall apply with respect to all Losses derived from a breach or falsity of any representations or warranties of the Company or any certificate or other instrument furnished by the Company, and the Investor will not be entitled to any additional amounts with respect to such Losses, even if they also fall within (i) or (iii) above (in addition to (ii)). Such limitations, however, will not apply with respect to Losses occasioned by (i) or (iii) above if such Losses derived from an act or omission which does not constitute a breach or falsity of any representations or warranties of the Company or any certificate or other instrument furnished by the Company.  If Investor seeks indemnification pursuant to this Agreement, Investor shall promptly give written notice to the Company.  Any decision of the Company with respect to Inventor's entitlement to indemnification hereunder shall be made by the audit committee of the Company within 45 days of receipt of the Investor's notice of its indemnification request. In the event of a claim against the Investor by a third party, the Company shall have the right (but not the obligation) to assume and conduct at its expense the defense against such claim, with counsel reasonably satisfactory to the Investor, provided that the Investor may also cooperate in such defense at its sole discretion.  The Company shall keep the Investor reasonably advised of the status of such claim and shall consider in good faith recommendations made by the Investor with respect thereto. The Investor shall not agree to any settlement of, or the entry of any judgment, without the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed.

SECTION 5.07.  Fees and Expenses.  All fees and expenses incurred in connection with the this Agreement and any other Transaction Document, and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, provided, however, that the Company shall pay the fees and expenses of the Investor, payable at the Closing against invoices, not to exceed US$37,000, plus VAT, to the extent the transactions contemplated hereby and thereby are consummated.

ARTICLE VI

MISCELANEOUS

SECTION 6.01.  Survival of Representations, Warranties and Covenants.  The representations, warranties and covenants of the Company in this Agreement and in any instrument delivered pursuant to this Agreement shall survive 36 months following the Closing.

SECTION 6.02.  Notices.  Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (a) at the time of personal delivery, if delivery is in person; (b) at the time of transmission by facsimile, addressed to the other party at its facsimile number specified herein (or hereafter modified by subsequent notice to the parties hereto), with confirmation of receipt made by both telephone and printed confirmation sheet verifying successful transmission of the facsimile; (c) upon delivery, if sent by messenger; or (d) three business days after deposit in the mail by certified mail (return receipt requested).  All notices will be sent to the party to be notified at the address or facsimile number as follows, or at such other address or facsimile number as such other party may designate by one of the indicated means of notice herein to the other parties hereto, as follows:

if to the Investor, to:

Nistec Ltd.
42 Hasivim St.,
Petach Tikva, 4917001
Israel

Attention:  Mr. Yitzhak Nissan
Facsimile:   (03) 929-2550

With a copy (which shall not serve as notice) to:

Amit, Pollak, Matalon & Co
NYP Tower, 19th Floor
17 Yitzhak Sadeh St.
Tel Aviv 6777
Israel

Attention:  Shlomo Landress, Adv.
Facsimile:  (03) 568-9017

if to the Company, to:

Eltek Ltd.
Sgula Industrial Park
POB 159
Petach Tikva 49101
Israel

Attention: CEO
Facsimile: (03) 934 2584

With a copy (which shall not serve as notice) to:

Zellermayer, Pelossof, Rosovsky, Tsafrir, Toledano & Co.
20 Lincoln Street
Tel Aviv  67134
Facsimile:  +972-3-625-5500
Attn:  Sarit Moussayoff, Adv.

SECTION 6.03.  Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented.  References to a Person are also to its permitted successors and assigns.  References to days mean calendar days unless otherwise specified.

SECTION 6.04.  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  If any signature is delivered by facsimile transmission or by PDF, such signature shall create a valid and binding obligation of the party executing (or on whose behalf the signature is executed) with the same force and effect as if such facsimile or PDF signature were an original thereof.

SECTION 6.05.  Severability.  If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nonetheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 6.06.  Entire Agreement; No Third-Party Beneficiaries.  This Agreement and the other agreements referenced herein, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) are not intended to confer upon any Person other than the parties hereto and thereto any rights or remedies.

SECTION 6.07.  Governing Law and Jurisdiction. This Agreement and the transactions contemplated hereunder shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to rules respecting conflict of law that would cause the laws of any jurisdiction other than the State of Israel to be applied. The competent courts of Tel Aviv-Jaffa shall have sole and exclusive jurisdiction to hear and resolve any disputes among the parties related to this Agreement

SECTION 6.08.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns.

SECTION 6.09.  Tax.  Each party shall bear its own Taxes in connection with the transactions contemplated under this Agreement and shall reimburse the other party for any Taxes paid by or collected from that other party on account of any Taxes to which the party mentioned first is liable.

SECTION 6.10.  Further Assurances.  Each of the Company and the Investor agrees to execute and deliver, upon the written request of the other Party hereto, any and all such further documents, certificates, papers, schedules and instruments as reasonably appropriate for the purpose of obtaining the full benefits of this Agreement.

SECTION 6.11.  Amendment.  This Agreement may be amended by the Parties at any time.  This Agreement may not be amended except by an instrument in writing executed on behalf of each of the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Company and the Investor has caused this Agreement to be signed by its officers thereunto duly authorized as of the date first written above.

NISTEC LTD.
_________________________
By:	____________________
Title:	____________________

ELTEK LTD.
_________________________
By:	____________________
Title:	____________________

Annex B - FORM OF DIRECTOR AND OFFICER INDEMNITY AGREEMENT

AGREEMENT, dated as of ___________________, between Eltek Ltd., an Israeli company (the “Company”), and ______________________________ [insert name of officer], the _____________________________ [insert position of the officer] of the Company (the “Indemnitee”).

WHEREAS,	Indemnitee is a director and/or officer of the Company;

WHEREAS,	the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its directors and officers to the fullest extent permitted by law;

WHEREAS,
the Audit Committee of the Company, the Board of Directors of the Company and the Shareholders, have approved the terms of this Agreement and have authorized the Company to enter into an agreement containing such terms with the Indemnitee, as required under applicable provisions of Israeli law; and

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES.

1.1.
Without derogating from the Company’s right to indemnify the Indemnitee retroactively pursuant to its Articles of Association, the Company hereby agrees and undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law, for any liability and expense specified in Sections 1.1.1 and 1.1.2 below (the “Indemnifiable Expenses”) that may be imposed on Indemnitee due to an act performed or failure to act by him in his capacity as an Office Holder, as such term is defined in the Companies Law – 5759–1999 (the “Companies Law”), or due to any event or occurrence related to the fact that Indemnitee is or was an Office Holder, agent or fiduciary of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Office Holder or an agent or fiduciary at the request of the Company or any subsidiary of the Company, except in the event that the Indemnitee is separately covered and/or indemnified under such duty, either prior to or after the date hereof (the following, as set forth in schedule A, shall be hereinafter referred to as “Indemnifiable Events”):

1.1.1.
A financial liability imposed on Indemnitee in favor of a third party in a judgment (which third parties include, without limitation and to the fullest extent permitted by applicable law, any governmental entity), including a compromise judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court (the “Judgment Liability”); and

1.1.2.
Reasonable litigation Expenses (to be paid either to the Indemnitee or if the Company so determines, at its sole discretion, directly to the Indemnitee’s legal and other advisors) expended by an Indemnitee or which were imposed on an Indemnitee by a court in proceedings instituted against him by the Company or in its name or by any other person or in relation to a criminal charge from which he was acquitted or in a criminal proceeding in which he was convicted of a criminal offense that does not require proof of criminal intent (the “Litigation Expenses”).

For the purpose of this Agreement, “Expenses” shall include attorneys’ fees and all other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any Indemnifiable Event.

1.1.3.
The total amount of indemnification that the Company undertakes towards all persons whom it has resolved to indemnify pursuant to the above resolutions, jointly and in the aggregate, shall not exceed an amount equal to two million US dollars (US$2M) but in no case more than twenty five percent (25%) of the net equity of the Company (the “Liability Cap”).

1.2.
Notwithstanding anything herein to the contrary, the indemnification undertaking given by the Company hereunder, for all liabilities, damages, losses, costs and expenses (any of the foregoing “Damages”) incurred by or asserted against the Indemnitee shall be only with respect to events described in Schedule A hereto.

1.3.
If so requested by Indemnitee, and subject to the Company’s reimbursement right set forth below, the Company shall and hereby undertakes to advance an amount (or amounts) estimated by the Company to cover Indemnitee’s reasonable Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above.

1.4.
In cases in which it might be determined that the Indemnitee is not entitled to be indemnified according to this Agreement, the advance of Indemnitees’s Expenses as described in Section 1.3 above, shall only be paid to the Indemnitee by the Company after the Indemnitee had provided the Company, in advance, with satisfactory guaranties (“Guaranties”) (as determined by the Company in its sole discretion) which shall correspond to the amount of the advance of Indemnitees’s Expenses.

1.5.
The Company’s obligation to indemnify the Indemnitee and advance expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the positions described in Section 1.1 above, whether or not Indemnitee is still serving in such positions.

1.6.
The Company undertakes that as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company shall make its best efforts to purchase and maintain in effect directors and officers liability insurance providing coverage in amounts as determined by the Board of Directors of the Company in its sole discretion.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Subject to the provisions of the Companies Law and notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to the Indemnitee or release the Indemnitee with respect to any of the following:

2.1.1.
Breach of Fiduciary Duty. A breach of the Indemnitee’s fiduciary duty, except, to the extent permitted under the Companies Law, for a breach of a fiduciary duty while the Indemnitee acted in good faith and had reasonable grounds to assume that such act would not harm the Company’s interests;

2.1.2.	Breach of Duty of Care. A willful and intentional or reckless breach of the duty of care towards the Company.

2.1.3.	Personal Gain. An action taken by the Indemnitee with the intent of realizing unlawful personal gain; or

2.1.4.	Fine or Penalty. A fine or penalty imposed upon the Indemnitee.

2.1.5.	Counterclaim. A counterclaim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

2.1.6.	Unlawful Indemnification. To indemnify an Indemnitee if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

2.1.7.	Non-cooperation. Non-cooperating Indemnitee, unwillingness to provide the Company with such information and cooperation as it may reasonably require.

3.	GENERAL LIMITATIONS ON INDEMNIFICATION.

If, when and to the extent that a final judicial determination is made, as to which all rights of appeal therefrom have been exhausted or lapsed, that the Indemnitee would not be permitted to be so indemnified as provided under this Agreement, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid.

4.	NO MODIFICATION.

No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

5.	SUBROGATION.

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

6.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any valid and collectable insurance policy or under a valid and enforceable indemnity clause or agreement (excluding this Letter of Indemnification), or otherwise) of the amounts otherwise indemnifiable hereunder, except in respect of any excess beyond the payment under such insurance, clause or agreement. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee.

7.	EFFECTIVENESS.

This Agreement shall be of full force and effect immediately upon its execution subject to the requisite Shareholders approval, which the Company shall endeavor to obtain.

8.	NOTIFICATION AND DEFENSE OF CLAIM.

Promptly after receipt by Indemnitee of notice of a threat or the commencement of any action, suit or proceeding (including any proceedings by or against the Company and any subsidiary thereof), Indemnitee will notify the Company of the threat or commencement hereof; but the omission so to notify the Company will not relieve it from any liability unless and to the extent that such failure to provide notice materially prejudices the Company’s or Indemnitee’s ability to defend such action. Notice to the Company shall be directed in writing to the Chairman of the Board of Directors’ of the Company at the address shown on the signature page of this Agreement (or such other address as the Company shall designate in writing to Indemnitee) or if the Indemnitee is then the Chairman of the Board of Directors’, such notice shall be directed to the Chief Executive Officer of the Company. In addition, the Indemnitee must advise the Company on an ongoing and current basis concerning all events, which the Indemnitee suspect may give rise to the initiation of legal proceedings against him. With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without limitation of Sections 1.1 and 2:

8.1.	The Company will be entitled to participate therein at its own expense; and

8.2.
Except in the event that there is a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action, suit or proceeding, to the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof. After notice from the Company to the Indemnitee of its election to assume the defense thereof, the Company will not be liable to Indemnitee under this Agreement for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof except as provided above. Indemnitee shall have the right to employ its counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee

8.3.
The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent provided that the Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admittance of wrong-doing by Indemnitee, and is monetary only.

8.4.
In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty in the Indemnitee’s name or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its counsel will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Indemnification Agreement and/or pursuant to law, without the Indemnitee’s written consent. However, the aforesaid will not prevent the Company and/or its counsel as aforesaid, with the approval of the Company, coming to a financial arrangement with a plaintiff in a civil proceeding without the Indemnitee consent so long as such arrangement will not be an admittance of a wrong doing not indemnifiable pursuant to this Indemnification Agreement.

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights he may have under the Company’s Articles of Association or applicable law or otherwise.

10.	BINDING EFFECT.

The right to be indemnified under this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors. This Agreement shall continue in effect during the Indemnification Period, regardless of whether Indemnitee continues to serve as an officer or director of the Company or of any other enterprise at the Company’s request. The Company’s undertaking under this Indemnification Agreement shall remain in full force and effect at all times, and shall continue to apply towards the Indemnitee after he ceases to serve as an director and /or officer with respect to Damages incurred as a result of Indemnifiable Events which occurred during the time his served, and in his capacity as an director and /or officer.

For the avoidance of doubt, This Indemnification Agreement shall not be construed as an agreement for the benefit of a third party, including an insurance company.

11.	SEVERABILITY.

If any provision of this Agreement is found by a court of competent jurisdiction to be invalid or void or unenforceable, such provisions, to the extent possible shall be severed from this Agreement, all of the other provisions shall remain in effect, and neither party shall have any claim against the other in such event. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.	GOVERNING LAW.

This Agreement shall be exclusively governed by and construed, interpreted and enforced in accordance with the laws of the State of Israel. The competent court in Tel Aviv, Israel shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

13.	NOTICE.

All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given (a) five (5) days after deposit with the applicable postal service, if delivered by first class registered mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, or (d) one day after the business day of delivery by facsimile transmission, if deliverable by facsimile transmission, with copy by first class registered mail, postage prepaid, and shall be addressed if to Indemnitee, at each Indemnitee’s address as set forth beneath the Indemnitee’s signature to this Agreement and if to the Company at the address of its principal corporate offices (attention: Secretary) or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto.

14.	NOTICE.

This Agreement represents the entire agreement between the parties; and there are no other agreements, contracts or understandings between the parties with respect to the subject matter of this Agreement.  No termination or cancellation of this Agreement shall be effective unless in writing and signed by both parties hereto.

Eltek Ltd.
By:
Address:

Indemnitee
Name:
Address:

SCHEDULE A

TYPE OF EVENTS

1.
Negotiations, execution, delivery and performance of agreements on behalf of the Company including, inter alia : Any claim or demand made by a customer, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their business, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.
Any claim or demand made in connection with any transaction not in the ordinary course of business of either the Company, its subsidiaries or affiliates or the party making such claim, including the sale, lease or purchase of any assets or business.

2.	Anti-competitive acts and acts of commercial wrongdoing.
3.	Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.
4.
Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, it’s subsidiaries or affiliates.

Actions taken in connection with the intellectual property of the Company and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.	Participation and/or non participation at the Company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board meetings.
6.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision.
7.	Claims of failure to exercise business judgement and a reasonable level of proficiency, expertise and care in regard of the Company’s business.
8.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.

Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities , including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

9.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.
10.
Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws

11.
Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.

Resolutions and/or actions relating to employment matters of the Company and/or its subsidiaries and/or affiliates.

Events, pertaining to the employment conditions of employees and to the employer – employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.

12.	Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, it’s subsidiaries or affiliates.
13.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, it’s subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

14.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

15.
Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment.

16.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or  public health law.

17.	Actions in connection with the Company’s’ testing of products and/or in connection with the sale, distribution, license or use of such products.
18.
Resolutions and/or actions relating to a merger of the company and/or of its subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.

19.
Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

20.	Act or omission resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or a malpractice of risk management.
21.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.

Date:______
To:
______

Annex C - Form of Exculpation letter

WHEREAS, Eltek Ltd. (the "Company") desires to induce you to serve, or to continue rendering your services, as applicable, as an Office Holder in the Company as such term is defined in the Israeli Compies Law of 1999)  (the "Office Holder") and to provide you with certain protection from liability incurred by you in your capacity as an Office Holder, subject to any applicable law; and

WHEREAS,  the board of directors of the Company and the shareholders of the Company have approved the execution and delivery of this Exemption Letter.

NOW, THEREFORE, in order to induce you to serve or to continue renering your services as an Office Holder:

1.	Exemption

The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care towards the Company, due to an action taken by you, or any action you failed to take, in good faith in your capacity as an Office Holder, provided that in no event shall you be exempt with respect to any actions listed in Section 2 below and, provided, further, that in no event shall you be exempt from any liability for damages caused as a result of a breach of your duty of care towards the Company in the event of a Distribution (as defined in the Israeli Companies Law) and, provided, further more, that in no event shall such exemption apply with respect to any actions taken by you not in virtue of your  capacity as an Office Holder.

2.	Limitations.

Notwithstanng the foregoing, you will not be entitled to an exemption under Section 1 above for any liability imposed on you as a result of any of the following:

(i)	a breach of your fiduciary duty to the Company,; or
(ii)	a breach of your duty of care towards the Company, which was committed intentionally or recklessly (but not where the breach was negligent only); or
(iii)	an act committed with the intention to realize a personal unlawful profit; or
(iv)	a fine or monetary penalty imposed on you; or
(v)	a counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

Eltek Ltd. By:___________________ Name:_________________

C - 1

Annex D - List of Current Company and Subsidiary Directors and Officers

Directors

Name	Age	Position
Erez Meltzer	55	Chairman of the Board of Directors
David Banitt	61	Independent Director
Eytan Barak	68	Outside Director
Amit Mantsur	42	Director
Ophira Rosolio-Aharonson	63	Outside Director
Irit Eluz	45	Director
Sabih Saylan	53	Director

Executive Officers

Name	Age	Position
Arieh Reichart	59	President and Chief Executive Officer
Amnon Shemer	54	Vice President, Finance and Chief Financial Officer
Dan Eshed	62	General Manager, Kubatronik
Eli Dvora	56	Vice President, Operations
Shay Shahar	51	Vice President, Marketing and Sales
Roberto Tulman	54	Vice President, Technologies and Chief Technology Officer
Shlomo Danino	50	Vice President, Engineering
Galit Odded	41	Vice President, Human Resources
Avi Gal	49	Vice President, 5S and Chief Information Officer
Eva Zilberleib	61	Vice President, Quality Assurance and Product Marketing Director
James Barry	54	President of Eltek USA Inc.
Axel Herrmann	55	General Manager, Eltek Europe

D - 1

Annex E - Form of Waiver of claims to company officers

Date: _________[Closing Date]
To:
_______________ [Individually to each director and officer of the Company]

Re: WAIVER OF CLAIMS

Reference is hereby made to the Investment Agreement dated as of [August __, 2013] by and between Eltek Ltd. and Nistek Ltd. (the “Agreement”). Terms used herein and not defined herein shall have the respective meaning ascribed to them in the Agreement.

Pursuant to Section __ of the Agreement, Eltek Ltd. (the "Company") hereby provides you, as an office holder (director and/or officer) of the Company (or any of its Subsidiaries) with the following waiver of claims as of the date hereof:

The Company, on behalf of itself, its affiliates, Subsidiaries, employees, directors, officers and any of their successors, assigns, heirs, executors, legatees, administrators, beneficiaries, representatives and agents whether current or future,  (herein “Company Releasing Parties”), hereby fully, finally and irrevocably releases, acquits and forever discharges you, in your capacity as an office holder (director and/or officer) of the Company (or any of its Subsidiaries), from any and all commitments, actions, charges, complaints, promises, agreements, controversies, debts, claims, counterclaims, suits, causes of action, damages, demands, liabilities, obligations, costs and expenses of every kind and nature whatsoever, known or unknown, at law or in equity, contingent or otherwise, or any other demand that such Company Releasing Parties, or any of them, had, has or will have at any time relating to your tenure as an office holder (director and/or officer) of the Company (or any of its Subsidiaries) up and until the date hereof (the "Waiver").

This Waiver shall not apply to: (i) a breach of your fiduciary duty towards the Company, in accordance with Section 254(a) of the Companies Law; (ii) any fraudulent act or omission intentionally made by you, ,   or any act done with intent to make unlawful personal profit,  (iii) any act or omission made by you in gross negligence, but only to the extent that  the damages resulting from such act or omission are coverable under an insurance policy under which you or the Company are named as beneficiaries, and are not specifically exempt therefrom  or (iv) any act or omission in respect of which the Waiver is invalid under applicable law.

The Company acknowledges and agrees that it is its intent to hereby grant the broadest release and discharge possible under applicable law and that the Waiver should be interpreted as to give effect to such intent.  The Company further acknowledges and agrees that the Waiver shall remain in effect in perpetuity, and expressly acknowledges that the Waiver is specifically intended to include in its effect, without limitation, any claims which Company does not know or suspect to exist in its favor as of the date hereof and contemplates the extinguishment of such claims.

Nothing herein shall derogate from any of your rights (if any) pursuant to any indemnification agreements or insurance policies, whether existing or future.

Respectfully,
Eltek Ltd.

    E - 1

Annex F - Articles of Association- Marked Version

THE COMPANIES LAW
A COMPANY LIMITED BY SHARES

A r t i c l e s O f E l t e k L t d.

AS AMENDED AND RESTATED ON DECEMBER 29, 2002

TABLE OF CONTENTS

PRELIMINARY		4
1.	General Provisions.	4
2.	Purposes.	5
3.	Limitation of Liability.	5
SHARE CAPITAL		5
4.	Registered Share Capital.	5
5.	Alteration of Share Capital.	5
SHARES		6
6.	Rights Attached to Shares.	6
7.	Issuance of Shares.	6
8.	Share Certificates.	6
9.	Registered Owner.	7
10.	Calls on Shares.	7
11.	Forfeiture and Surrender.	7
12.	Lien.	8
13.	Sale of Shares after Forfeiture or Surrender or in Enforcement of Lien.	9
14.	Redeemable Shares.	9
TRANSFER OF SHARES		9
15.	Transfer of Shares.	9
16.	Procedure of Voluntary Transfer of Shares.	9
17.	Procedure on Transfer of Shares by Operation of Law.	9
GENERAL MEETINGS		10
18.	Annual General Meeting.	10
19.	Special General Meeting.	10
20.	Notice of General Meetings.	10
21.	Quorum.	10
22.	Chairman.	11
23.	Adoption of Resolutions at General Meetings.	11
24.	Voting Power.	11
25.	Attendance and Voting Rights at General Meetings.	11
26.	Assumption of Authority	12
BOARD OF DIRECTORS		13
27.	Powers of Board of Directors.	13
28.	Exercise of Powers of the Board of Directors.	13
29.	Committees of Directors.	13
30.	Number of Directors.	13
31.	Appointment and Removal of Directors.	14
32.	Qualification of Directors.	14
33.	Vacation of Director’s Office.	14
34.	Remuneration of Directors.	~~15~~14
35.	Conflict of Interest.	~~15~~14
36.	Alternate Director.	15
37.	Meetings of the Board of Directors.	~~16~~15
38.	Convening Meeting of the Board of Directors.	~~16~~15
39.	Quorum.	16
40.	Chairman of the Board of Directors.	16
41.	Validity of Acts of Directors Despite Defects.	16

GENERAL MANAGER		~~17~~16
42.	General Manager.	~~17~~16
MINUTES		17
43.	Minutes.	17
DIVIDENDS AND PROFITS		17
44.	Declaration of Dividends.	17
45.	Rights to Participate in the Distribution of Dividends.	~~18~~17
46.	Interest on Dividends.	~~18~~17
47.	Payment of Dividends.	18
48.	Payment in Specie.	18
49.	Setting-Off Dividends.	18
50.	Unclaimed Dividends.	18
51.	Reserves and Funds.	~~19~~18
52.	Capitalization of Profits.	~~19~~18
ACCOUNTS AND AUDIT		19
53.	Accounts and Audit.	19
54.	Independent Accountant.	~~20~~19
SUPPLEMENTARY REGISTERS		20
55.	Authority to keep Supplementary Registers.	20
56.	The Company’s Stamp.	20
57.	The Company’s Signature.	20
NOTICES		21
58.	Delivery of Notices.	21
EXCULPATION, INDEMNITY AND INSURANCE		21
59.	Exculpation.	21
60.	Indemnification.	21
61.	Insurance.	22
62.	Limitations on Exculpations, Indemnity and Insurance.	22
63.	Indemnity and Insurance of Others.	22
MERGERS		~~22~~23
64.	Approval of Merger.	~~22~~23
WINDING UP		~~22~~23
65.	Distribution of Assets.	~~22~~23

PRELIMINARY

1.      General Provisions.

(a)           Interpretation.

(i)          In these Articles the following terms shall bear the meaning ascribed to them below:

These “Articles” shall mean these Articles of Association, as originally adopted and as they may from time to time be amended.

The “Board” shall mean the Company’s Board of Directors.

The “Company” shall mean Eltek Ltd.

The “Companies Law” shall mean the Israeli Companies Law, 5759-1999.

“Director” shall mean a director of the Company.

 “Legal Requirements” shall mean all applicable laws, statutes, rules, regulations, orders, ordinances and requirements of all foreign, national, departmental and municipal governments;

The “Memorandum” shall mean the Memorandum of Association of the Company, as originally registered and as it may from time to time be amended.

The “Ordinance” shall mean the Israeli Companies Ordinance [New Version], 5743-1983.

“Ordinary Resolution” shall mean a resolution adopted at a General Meeting in accordance with Article 23(a).

“Ordinary Shares” shall mean the Ordinary Shares of the Company, par value NIS 0.6 per share.

“Outside Director” shall mean a director of the Company qualified and elected in accordance with Part 6, Chapter 1 Title E of the Companies Law.

(ii)          Terms and expressions used in the Articles and not defined herein, shall bear the same meaning ascribed to them in the Companies Law.

(iii)          Sections 2, 4, 5, 6, 7, 8 and 10 of the Israeli Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of the Articles.

(iv)          The captions in the Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation of any provision hereof.

(v)          Subject to the context, words and expressions importing the masculine gender shall include the feminine gender and the singular shall include the plural.

(b)           Application of Companies Law.    The provisions of the Companies Law shall apply other than with respect to matters for which these Articles provide otherwise in accordance with the Companies Law.

(c)           Amendments.   Subject to any other provision contained, these Articles, or any provision thereof, may be amended, cancelled or replaced at any time hereof, if such amendment, cancellation or replacement is approved by ~~the holders of at least seventy-five percent (75%) of the shares represented at a General Meeting and voted thereon~~an Ordinary Resolution.

2.     Purposes.

Without limiting the purposes set out in the Memorandum, the Company may engage in any lawful business.  The Company may also extend donations in reasonable amounts and for proper cause, including where the grant of such donation does not fall within business considerations.

3.      Limitation of Liability.

The liability of the shareholders of the Company for any and all debts and obligations of the Company of any kind is limited by their shares. Accordingly no shareholder shall be liable to the Company or its creditors by virtue of being a shareholder of the Company in excess of the amounts for which such shares were subscribed and unpaid for.

SHARE CAPITAL

4.      Registered Share Capital.

The registered share capital of the Company is thirty million New Israeli Shekels (30,000,000 NIS) divided into 50,000,000 Ordinary Shares, of par value NIS 0.6 per share.

5.      Alteration of Share Capital.

The Company may, from time to time, by an Ordinary Resolution:

(a)           Increase its share capital in an amount it thinks expedient by the creation of new shares. The power to increase the share capital may be exercised by the Company whether or not all of the shares then authorized have been issued and whether or not all of the shares theretofore issued have been called up for payment. Such Ordinary Resolution shall set forth the amount of the increased share capital, the number of the new shares created thereby, their nominal value and class, and may also provide for the rights, preferences or deferred rights that shall be attached to the newly created shares and the restrictions to which such shares shall be subject;

(b)           Consolidate all or any of its issued or unissued share capital and divide same into shares of nominal value larger than the one of its existing shares;

(c)           Subdivide all or any of its issued or unissued share capital, into shares of nominal value smaller than the one stipulated in these Articles; provided, however, that the proportion between the amount paid and the amount unpaid on each share which is not fully paid-up shall be retained in the subdivision;

(d)           Cancel any shares which, as at the date of the adoption of the Ordinary Resolution, have not been issued or agreed to be issued, and thereby reduce the amount of its share capital by the aggregate nominal value of the shares so canceled; or

(e)           Subject to any approval or consent under the Legal Requirements, reduce its share capital in any manner whatsoever.

(f)           With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, by (i) issuing, in contemplation of, or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings; or (ii) by causing the transfer of fractional shares by certain shareholders to other shareholders so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article.

SHARES

6.      Rights Attached to Shares.

(a)           Unless otherwise stipulated in these Articles, the same rights, obligations and restrictions shall be attached to all the shares of the Company regardless of their denomination or class.

(b)           The rights attached to any class may be modified or abrogated by the consent in writing of the holders of the majority of the issued shares of such class or by the adoption of an Ordinary Resolution approving same modification or abrogation at a separate General Meeting of the holders of the shares of such class.  The provisions of these Articles relating to General Meeting of the Company shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a specific class, provided, however, that, subject to the provisions regarding the adjournment of General Meetings, the requisite quorum at any such separate General Meeting shall be one, but if there are more than one shareholder holding shares of such class – then at least two or more, members present in person or by proxy and holding not less than fifty percent (50%) of the outstanding shares of such class.

(c)           The creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed, for purposes of Article 6(b), a modification or abrogation of rights attached to shares of such class or of any other class.

7.      Issuance of Shares.

(a)           Issuance of shares up to the registered share capital of the Company shall be under the control of the Board, which shall have the exclusive authority to issue shares, in whole or in part, otherwise dispose of them, issue securities or other instrument convertible into shares or grant options to acquire shares, to such persons and on such terms and conditions as the Board may think fit.

(b)           Without derogating from the foregoing, the Board may decide, subject to any applicable Legal Requirements, to authorize payment by the Company of a commission to any person for a subscription or an agreement to subscribe, unconditionally or otherwise, for any share, and it shall be permissible to pay or settle the payment of such commission in cash or in shares, paid for in full or in part, or a combination of both.

8.      Share Certificates.

(a)           Each shareholder shall be entitled to receive from the Company one share certificate in respect of all of the shares of any class registered in his or her name in the Register of Shareholders or, if approved by the Board or any person designated by the Board for such purpose, several share certificates, each for one or more of such shares.

(b)           Each share certificate issued by the Company shall be numerated, denote the class and serial numbers of the shares represented thereby and the name of the owner thereof as registered on the Register of Shareholders, and may also specify the amount paid-up thereon. A share certificate shall be signed by the Company.

(c)           A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to the person first named on the Register of Shareholders in respect of such joint ownership.

(d)           A share certificate defaced or defective, may be replaced upon being delivered to the Company and being cancelled. A share certificate lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board or any person designated by the Board for such purpose proving such loss or destruction and subject to the submission to the Company of an indemnity letter and/or securities as the Board or such person may think fit. A shareholder requesting the replacement of a share certificate shall bear all expenses incurred by the Company in connection with the provisions of this Article.

9.     Registered Owner.

The Company shall be entitled to treat the person registered on the Register of Shareholders as the holder of any share, as the absolute owner thereof, and accordingly, shall not be bound to acknowledge any trust or other right, whether at law or in equity, of any other person to or in respect of such share.  Notwithstanding the foregoing, the Board may recognize beneficial owners of shares, if and to the extent that it is so required under Legal Requirements and subject to submission of by the person claiming such beneficial ownership of sufficient proof to the satisfaction of the Board or as may be required under applicable Legal Requirements.

10.    Calls on Shares.

(a)           With the approval of the Board, the Company may, from time to time, make calls upon shareholders to make payment of any amount of the consideration of their shares not yet paid, provided same amount is not, by the terms of issuance of same shares, payable at a definite date. Each shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and places(s) designated in such call.  Unless otherwise stipulated in the resolution of the Board, each payment with respect to a call shall be deemed to constitute a pro-rata payment on account of all of the shares of such shareholder in respect of which such call was made.

(b)           A call shall be made in writing and shall be delivered to the shareholder(s) in question not less than fourteen (14) days prior to the date of payment stipulated therein. Prior to the due date stipulated in the call the Company, with the approval of the Board, may, by delivering a written notice to the shareholder(s), revoke such call, in whole or in part, postpone the designated date(s) of payment or change the designated place of payment.

(c)           If, according to the terms of issuance of any share, any amount is due at a definite date, such amount shall be paid on same date, and the holder of same share shall be deemed, for all intents and purposes, to have duly received a call in respect of such amount.

(d)           The joint holders of a share shall be bound jointly and severally to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

(e)           Any amount not paid when due shall bear an interest from its due date until its actual payment at a rate equal to the prevailing rate of interest for unauthorized overdrafts as charged by Bank Leumi Le-Israel B.M.  The provisions of this Article 10(e) shall in no way deprive the Company of, or derogate from any other rights and remedies the Company may have against such shareholder pursuant to these Articles or any other Legal Requirement.

(f)           With the approval of the Board, the Company may agree to accept prepayment by any shareholder of any amount due with in respect to his shares, and may direct the payment of interest for such prepayment at a rate as may be agreed upon between the Company and such shareholder.

(g)           Upon the issuance of shares, the Board may stipulate similar or different terms with respect to the payment of the consideration thereof by their respective holders.

11.    Forfeiture and Surrender.

(a)           If any shareholder fails to pay when due any amount payable pursuant to a call, or interest thereon as provided for herein, the Company may, by a resolution of the Board, at any time thereafter, so long as said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made.  All expenses incurred by the Company with respect to the collection of any such amount or interest, including, inter alia, attorneys’ fees and costs of legal proceedings, shall be added to, and shall constitute a part of the amount payable to the Company in respect of such call for all purposes (including the accrual of interest thereon).

(b)           Upon the adoption of a resolution of forfeiture, the Board shall cause the delivery of a notice thereof to the shareholder in question.  Same notice shall specify that, in the event of failure to pay the entire amount due within the period stipulated in the notice (which period shall be not less than fourteen (14) days), same failure shall cause, ipso facto, the forfeiture of the shares. Prior to the expiration of such period, the Board may extend the period specified in the notice of forfeiture or nullify the resolution of forfeiture, but such nullification shall not estop nor derogate from the power of the Board of Directors to adopt a further resolution of forfeiture in respect of the non-payment of said amount.

(c)           Whenever shares are forfeited as herein provided, all dividends declared in respect thereof and not actually paid shall be deemed to have been forfeited together with the shares.

(d)           The Company, by a resolution of the Board, may accept the voluntary surrender by any shareholder of all or any part of his shares.

(e)           Any shares forfeited or surrendered as provided herein shall thereupon constitute the property of the Company, and may be reissued or otherwise disposed of as the Board may think fit.

(f)           Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be obliged to pay to the Company all amounts at the time of forfeiture or surrender due to the Company with respect thereof, including interest and expenses as aforesaid until actual repayment, whether the maturity date of same amounts is on or prior to the date of forfeiture or surrender or at any time thereafter, and the Company, with the approval of the Board in its discretion, may enforce payment of such amounts or any part thereof.  In the event of such forfeiture or surrender, the Company, by a resolution of the Board, may accelerate the maturity date(s) of any or all amounts then owed to the Company by same shareholder and not yet due, in respect of such shares, whereupon all of such amounts shall forthwith become due and payable.

(g)           The Company, with the approval of the Board may, at any time before any share so forfeited or surrendered shall have been reissued or otherwise disposed of to a third party, nullify the forfeiture or the acceptance of the surrender on such conditions as it thinks fit, but such nullification shall not estop nor derogate from the power of the Board to re-exercise its powers of forfeiture pursuant to this Article 11.

12.    Lien.

(a)           Except to the extant the same may be waived or subordinated in writing, the Company shall have, at all times, a first and paramount lien upon all the shares registered in the name of each shareholder on the Register of Shareholders, upon all the dividends declared in respect of such shares and upon the proceeds of the sale thereof, as security for such shareholder’s Obligations.  For the purposes of this Article 12, the term “Obligations” shall mean any and all present and future amount of the consideration of such shareholder’s shares not yet paid to the Company.

(b)           Should a shareholder fail to fulfill any or all of his Obligations, the Company may enforce the lien, after such shareholder was provided with a period of fourteen (14) days so as to fulfill the Obligations so breached.  Subject to Article 12(c) below, the net proceeds of such sale shall be applied in payment of such sum due to the Company or to the fulfillment of the Obligation, and the remainder (if there shall be any) shall be paid to the shareholder.

(c)           A shareholder shall be obliged to reimburse the Company for all expenses thereby incurred with respect to the enforcement of a lien upon same shareholder's shares, and such obligation shall be secured by the shares which are subject to same lien.

13.   Sale of Shares after Forfeiture or Surrender or in Enforcement of Lien.

Upon any sale of shares after forfeiture or surrender or in the course of enforcement of a lien, the Company may appoint any person to execute an adequate instrument of transfer or any other instrument required to effect the sale, and shall be entitled to register the purchaser on the Register of Shareholders as the holder of the shares so purchased.  The purchaser shall not be obliged to check the regularity of the proceedings of forfeiture, surrender or enforcement of a lien or the use that was made with the consideration thereby paid with respect to the shares. As of the entry of the purchaser’s name in the Register of Shareholders in respect of such shares, the validity of the sale shall not be rebuttable, and the sole remedy of any person aggrieved by the sale shall be in damages only, and against the Company exclusively.

14.      Redeemable Shares.

Subject to any Legal Requirement, the Company may issue redeemable shares and redeem the same.

TRANSFER OF SHARES

15.    Transfer of Shares.

(a)           Effectiveness and Registration.    A transfer of title to shares, whether voluntarily or by operation of law, shall not confer upon the transferee any rights whatsoever towards the Company unless and until such time as the transfer has been recorded in the Register of Shareholders.

(b)           Record Date.   Notwithstanding any contrary provision of these Articles, in order that the Company may determine if the shareholders are entitled to notice of or to vote at any General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or be entitled to receive payment of any dividend or other distribution or allotment of any rights, or be entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board may fix in advance a record date which shall not be more than ~~thirty~~forty (~~30~~40) nor less than four (4) days before the date of such meeting (or any longer or shorter period permitted by any Legal Requirement). A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting, unless the Board fixes a new record date for the adjourned meeting.

16.    Procedure of Voluntary Transfer of Shares.

A shareholder desiring to transfer to another person title to his or her shares, or any part thereof, shall deliver to the Company a notice to that effect accompanied by an instrument of transfer, in a form to be prescribed by the Board, duly executed by such shareholder and the transferee, together with such shareholder’s share certificate(s) and\or any other evidence of title as the Board may reasonably request.

17.   Procedure on Transfer of Shares by Operation of Law.

Any person becoming entitled to shares of the Company by operation of law who desires to be registered as a shareholder in respect thereof in the Register of Shareholders, shall furnish the Company with evidence, to the satisfaction of the Board or any person designated by the Board for such purpose, of his title to the shares.

GENERAL MEETINGS

18.    Annual General Meeting.

An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place as may be determined by the Board. The agenda at any Annual General Meeting shall include, inter alia, review of the Company’s annual financial statements, appointment of director(s) and an independent accountant, as applicable, and any other issue set by the Board.

19.    Special General Meeting.

(a)           All General Meetings other than Annual General Meetings shall be called “Special General Meetings”.

(b)           The Board may, whenever it thinks fit, convene a Special General Meeting, and shall be obliged to do so upon receipt of a requisition in writing in accordance with the provisions of the Companies Law.

(c)           Shareholders of the Company may not convene a General Meeting except as provided in the Companies Law.

20.    Notice of General Meetings.

(a)           Not less than twenty-one (21) days prior to any General Meeting, a written notice thereof shall be delivered to all holders of record of voting shares of the Company.  Such notice shall specify the place, the day and the hour of the General Meeting the general nature of the matters to be discussed thereat and such other information required under any applicable Legal Requirement.

(b)           The accidental omission to give notice of a General Meeting, or the non-receipt of a notice by a shareholder entitled to receive notices of General Meeting, shall not invalidate the proceedings of such General Meeting.

(c)           A shareholder entitled to receive notices of General Meeting may waive such right, or the right to receive twenty-one (21) days’ prior written notice, generally or in respect of a specific General Meeting, and shall be deemed to have waived such right with respect to the time and place of any General Meeting at which he was present in person or by proxy.

21.    Quorum.

(a)           No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)           Two or more shareholders, present in person, by proxy or by voting card when the meeting proceeds to business, and holding shares representing in the aggregate ~~40~~33% (~~forty~~thirty three percent) or more of the total voting power attached to the shares then outstanding, shall constitute a quorum at General Meeting.

(c)           If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall stand adjourned by ~~three business~~seven days, at the same time and place, or any ~~other~~later time and place as the Board may ~~unanimously~~ designate in a notice to the shareholders. The requisite quorum at an adjourned General Meeting shall be:

(i)          if the original meeting was convened upon requisition by shareholders pursuant to the Companies Law - the number of shareholders holding the minimum number of voting shares necessary to make such requisition, present in person or by proxy; and

(ii)          in any other case - one or more shareholders, present in person or by proxy, holding at least one share.

At an adjourned General Meeting the only businesses to be considered shall be those matters which might have been lawfully considered at the General Meeting originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the General Meeting originally called.

22.    Chairman.

The shareholders present at the meeting may, by Ordinary Resolution, appoint a chairman of the meeting.  The Chairman of any General Meeting shall have no additional or casting vote.

23.    Adoption of Resolutions at General Meetings.

(a)           Unless otherwise required by any Legal Requirement or provided for in these Articles, all resolutions by the General Meeting will be adopted by an Ordinary Resolution.  An Ordinary Resolution shall be deemed adopted at a General Meeting if the majority of the votes attached to the shares voted on such resolution, whether in person, by proxy or by voting card, were cast for the approval of such resolution.

(b)           Any proposed resolution put to vote at a General Meeting shall be decided by a written ballot or by show of hands.

(c)           A declaration by the Chairman of the General meeting that a proposed resolution has been adopted or rejected, shall constitute a prima facie evidence of the adoption or rejection, respectively, of same resolution, and no further proof verifying the contents of such declaration or the number or proportion of the votes recorded in favor of or against such resolution shall be required.

24.    Voting Power.

Subject to the provisions of Article 25(a) below and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every shareholder shall have one vote for each share registered in his name on the Register of Shareholders, regardless of its denomination or class.

25.    Attendance and Voting Rights at General Meetings.

(a)           No shareholder shall be entitled to be present or vote at a General Meeting (or be counted as part of the quorum thereat) unless all amounts due as at the date designated for same General Meeting with respect to his shares were paid.

(b)           A corporate body being a shareholder of the Company and entitled to vote and/or attend at a General Meeting may exercise such rights by authorizing any person, whether in general or for a specific General Meeting, to be present and/or vote on its behalf in accordance with the provisions of Article 25(c) below.  Upon the request of the Chairman of the General Meeting, a written evidence of such authorization and its validity, as provided under Article 25(c), shall be furnished thereto.

(c)           A shareholder entitled to vote and/or attend at a General Meeting may appoint a proxy, whether in general or for a specific General Meeting, to exercise such rights, as follows:

(i)          The appointment of a proxy shall be in writing and shall be in the following form or in any other form approved by the Board:

“I, the undersigned, __________________________________________
(name of shareholder)

being a shareholder of _______________________________________
(name of the Company)

appoint ________________________________________________  of
(name of proxy)

_________________________________________________________
(address of proxy)

as my proxy to attend and vote on my behalf at [any General Meeting of the
Company] [the  General Meeting / Special General Meeting of the Company to be
held on the ___day of _______, ___] and at any adjournment thereof.

Signed this ___ day of _________, _____.

___________________________.”
(signature of shareholder)

(ii)          The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be presented to the Chairman at the opening of the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at such place as the Board may specify) not less than forty-eight (48) hours before the time fixed for such meeting.

(iii)          Unless expressly permitted in the appointing instrument, a proxy may not delegate his powers to any other person.

(iv)          A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

(v)          An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in clause (2) above, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting.  A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this clause (5) at or prior to the time such vote was cast.

(d)           A shareholder entitled to vote and/or attend at a General Meeting and is legally incapacitated, may exercise such rights by his custodian.

(e)           If two or more persons are registered as joint owners of any share, the right to attend at a General Meeting, if attached to such share, shall be conferred upon all of the joint owners, but the right to vote at a General Meeting and/or the right to be counted as part of the quorum thereat, if attached to such share, shall be conferred exclusively upon the senior amongst the joint owners attending the General Meeting, in person or by proxy; and for this purpose seniority shall be determined by the order in which the names stand on the Register of Shareholders.

(f)           Subject to restrictions under any applicable law, the Company’s shareholders may vote at a General Meeting by a voting instrument with respect to the issues listed under Section 87 of the Companies Law or any other subject determined by the Board from time to time.

26.    Assumption of Authority

The General Meeting may, by an Ordinary Resolution assume powers given to another organs of the Company, and it may transfer certain powers and authorities from the General Manager to the Board. The assumption and/or transfer of powers and authorities as aforesaid shall be for a particular matter or for a particular period of time, all as provided in the General Meeting’s resolution.

BOARD OF DIRECTORS

27.    Powers of Board of Directors.

(a)           The Board shall be vested with the exclusive authority to exercise all of the Company’s powers which are not, by these Articles or any applicable Legal Requirement, required to be exercised by a resolution in a General Meeting.

(b)           Without derogating from the above, the management of the business of the Company shall be vested exclusively in the Board.

28.    Exercise of Powers of the Board of Directors.

(a)           The powers conferred upon the Board shall be vested in the Board as a collective body, and not in each one or more of the directors individually, and all such powers may be exercised by the Board by adopting resolutions in accordance with the provisions of these Articles.

(b)           A resolution shall be deemed adopted at a meeting of a Board, whether in person or by using a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, if supported by a majority of the directors attending such meeting, and entitled to vote on such resolution.

(c)           A resolution in writing, including executed counterparts thereof transmitted by facsimile, which was agreed upon by all the directors then in office and entitled to vote on such resolution, shall be deemed to have been adopted by the Board in a meeting duly convened and held on the date on which the last of the directors to sign affixed his signature thereto.

29.    Committees of Directors.

(a)           Subject to any contrary provision of the Companies Law and except for the power to (i) establish the Company’s financial policies and approve its financial reports; (ii) distribute dividend; (iii) give an opinion regarding matters requiring the General Meeting’s approval or regarding special tender offers; (iv) appoint directors; (v) issue debentures, shares or convertible securities, unless it is the issue of shares in respect of exercise or conversions of convertible securities; or (vi) approval of transactions and actions under Sections 255 and 268 through 275 of the Companies Law, the Board may delegate any or all of its powers to committees, each consisting of two or more directors.  The Board may, from time to time, revoke or alter the powers so delegated.  Each committee shall, in the exercise of the powers so delegated, conform to any regulations and conditions prescribed by the Board upon the delegation or at any other time.

(b)           Unless otherwise expressly provided by the Board in delegating powers to a committee, such committee shall not be empowered to further delegate such powers.

(c)           The provisions of these Articles with respect to Chairman of the Board, the meetings of the Board, their convening, adoption of resolutions thereat and adoption of resolutions in writing shall apply, mutatis mutandis, to the meetings of any such committee, unless otherwise prescribed by the Board.

30.    Number of Directors.

Until otherwise prescribed by an Ordinary Resolution, the Board shall consist of up to nine (9) directors (including the Outside Directors) but not less than three (3) directors (including the Outside Directors)~~; provided that the number of directors, including the Outside Directors, shall be odd~~.

31.   Appointment and Removal of Directors.

(a)           Directors, other than Outside Directors, shall be elected at the Annual General Meeting by an Ordinary Resolution.

~~(b) The directors, other than Outside Directors, shall be divided into three (3) classes. The three classes are to be designated Class I, Class II, and Class III and shall consist of one director, two directors and the remaining directors (other than Outside Directors), respectively. The term of office of the director in Class I shall expire at the end of the first Annual General Meeting after his or her initial election; the term of office of the directors in Class II shall expire at the end of the second Annual General Meeting after their initial election; and the term of office of the directors in Class III shall expire at the end of the third Annual General Meeting after their initial election. At each Annual General Meeting after the initial classification of the Board, the class of directors whose term expires at the time of such election shall be elected to hold office until the third succeeding Annual General Meeting. Each director shall hold office until the end of the Annual General Meeting at which his or her term ends, or until his or her office is vacated pursuant to these Articles or the Companies Law, which ever occurs first.~~

(b)           [Reserved].

(c)           Shareholders at a General Meeting may by an Ordinary Resolution remove from office any director(s), other than an Outside Director, and may fill any vacancy, however created, in the Board~~; provided, however that such resolution shall include the affirmative vote of shareholders holding in the aggregate no less than forty percent (40%) of the Company’s outstanding share capital~~.  Shareholders at a General Meeting may remove an Outside Director in accordance with the provisions of the Companies Law.

(d)           The Board shall at any time and from time to time have the power to appoint any other person as a director, whether to fill a vacancy or whether in addition to those of their body, provided, that the total number of directors does not exceed the maximum number permitted under Article 30 above and further provided, that if the total number of directors decreases below three (3) directors, the Board will not be entitled to act except in order to call a General Meeting or to appoint  other person as a director, to fill the vacancy.  Any director so appointed shall hold office until the end of first General Meeting convened after such appointment and may be re-elected at such General Meeting.

32.    Qualification of Directors.

Subject to qualifications required under the Companies Law for an Outside Directors, no person shall be disqualified to serve as a director by reason of his not holding shares in the Company or by reason of his having served as director in the past.

33.    Vacation of Director’s Office.

The office of a director shall be vacated:

(a)           Upon his death;

(b)           On the date at which he is declared a bankrupt or, if the director is a corporation – on the date at which a liquidation order was issued in respect thereof;

(c)           On the date he is declared legally incapacitated;

(d)           On the date stipulated therefor in a written notice of resignation by such Director delivered to the Company or upon its delivery to the Company, whichever is later;

(e)           On the expiration of the term of his or her office, or removal, in accordance with the provisions of Article 31 above; or

(f)           For an Outside Director, in addition to clauses (a) through (d) above, in accordance with the applicable provisions of the Companies Law.

34.      Remuneration of Directors.

No director shall be paid any remuneration by the Company for his services as director unless otherwise will be prescribed by the Board, and to the extent same shall be prescribed, and subject to the provisions of the Companies Law and the regulations promulgated thereby. Notwithstanding the foregoing, subject however to the provisions of the Companies Law and the regulations promulgated thereby, the directors will be reimbursed for reasonable out of pocket expenses incurred in the course of performance of their duties as directors, as approved by the Board.

35.    Conflict of Interest.

(a)           A director knowing that he has, directly or indirectly, an interest in any existing or proposed transaction to which the Company is a party, or in which the Company has an interest, shall notify the Company thereof, specifying the nature of such interest in the transaction.

(b)           A director shall not be disqualified from holding his office by virtue of having an interest in any such transaction, but he shall not be entitled to attend a meeting whereat such transaction is considered (or to be counted as part of the quorum present thereat), or to express an opinion in the matter; nor shall he be entitled to vote in favor or against such transaction or in respect of any matter relating thereto, all unless and to the extent permitted under the Companies Law.

(c)           A director may hold any other office under the Company, whether with or without remuneration, and may enter into an agreement with the Company with respect to the terms of his appointment to such office, provided however, that such agreement was approved according to the relevant provisions of the Companies Law.  The provisions of Article 35(b) shall apply to any meeting of the Board whereat such appointment and/or its terms are considered and/or determined, and to all acts of the Board with respect thereto.

(d)           A director may be engaged by the Company in rendering professional services to the Company, whether with or without remuneration, and may enter into an agreement with the Company with respect to the terms of his engagement, provided however, that such engagement was approved according to the relevant provisions of the Companies Law. The provisions of Article 35(b) shall apply to any meeting of the Board whereat such engagement and/or its terms are considered and/or determined, and to all acts of the Board of Directors with respect thereto.

36.    Alternate Director.

(a)           Any director, other than an Outside Director, may, by delivering a written notice to the Chairman of the Board (and the Chairman by delivering such notice to any other director), appoint an alternate for himself (hereinafter referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in such Alternate Director's place.  The appointment of the Alternate Director shall be for an indefinite period and for all purposes, unless restricted to a specific period, to a specific meeting or act of the Board, to a specific matter or in any other manner, and same restriction was specified in the appointment instrument or in a written notice delivered to the Company.

(b)           Any notice delivered to the Company pursuant to Article 36(a) shall become effective on the date specified therefore therein or upon its receipt thereof by the Company, whichever date is later.

(c)           An Alternate Director shall be vested with all rights and shall bear all obligations of the Director for whom he is appointed, provided, however, that he shall not be entitled to appoint an alternate for himself, and provided further that the Alternate Director shall have no standing at any meeting of the Board or any committee thereof whereat the director for whom he is appointed as alternate is present.

(d)           Only a person who qualifies to be a director and is not a member of the Board at that time, either as a director or as an Alternate Director, may be appointed an Alternate Director. The provisions of these Articles regarding qualification, vacation of office, remuneration and conflict of interests shall also apply to Alternate Directors.

(e)           The Alternate Director ~~solely~~ shall be responsible for his own acts and omissions~~, and he shall not be deemed an agent of the director(s) who appointed him~~.

(f)           The office of an Alternate Director shall be ipso facto terminated if the director who appointed him ceases to be a director.

37.    Meetings of the Board of Directors.

Subject to Articles 38 and 39 below, the Board may meet, adjourn its meetings and otherwise determine and regulate such meetings and their proceedings as it deems fit.

38.    Convening Meeting of the Board of Directors.

(a)           The Chairman of the Board may, at any time, convene a meeting of the Board, and shall be obliged to do so upon receipt of a written demand from two (2) directors then in office.  In the event there is no such Chairman or a meeting of the Board was not convened to a date which is no later than ten (10) days following the delivery of such written demand, the directors requesting the meeting may convene a meeting of the Board.

(b)           Convening a meeting of the Board shall be made by delivering a notice thereof to all of the directors not less than ~~five~~two (~~5~~2) days prior to the date thereof, or, in emergencies, a shorter period determined by the Chairman as reasonably necessary in the circumstances.  Such notice shall specify the exact time and place of the meeting so called and the general nature of the business to be considered thereat.

(c)           The accidental omission to give notice of a meeting, or the non-receipt of notice by any director, shall not invalidate the proceedings of such meeting.

(d)           A director may waive his right to receive notice of any meeting, or to receive prior notice as aforesaid, in general or in respect of a specific meeting, and shall be deemed to have waived such right with respect to any meeting at which he was present.

39.    Quorum.

A majority of the number of Directors then in office and entitled to vote at the meeting of the Board called for shall constitute a quorum thereat.  No business shall be considered or determined at any meeting of the Board unless the requisite quorum is present when the meeting proceeds to business.

40.    Chairman of the Board of Directors.

The Board may from time to time elect one of its members to be the Chairman of the Board, remove such Chairman from office and appoint another in his place.  The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if he is not present or he is unwilling to take the chair at any meeting, the directors present shall elect one of their number to be the chairman of such meeting.  The Chairman of the Board shall have no additional or casting vote.

41.    Validity of Acts of Directors Despite Defects.

All acts done bona fide at any meeting of the Board, or of a committee of the Board shall, notwithstanding that it may afterwards be discovered that there was a defect in the appointment or qualification of the participants thereat, or any of them, be as valid as if there was no such defect.

GENERAL MANAGER

42.    General Manager.

(a)           The Board may, from time to time, appoint one or more persons, whether or not directors, as General Manager(s) of the Company or a similar title, either for a definite period or without any limitation of time, and may confer powers, authorities and rights and/or impose duties and obligations upon such person or persons and determine his or their salaries as the Board may deem fit, all subject to the provisions of the Companies Law.

(b)           Notwithstanding the provisions of any agreement between the General Manager and the Company, the Company shall be vested with the power, exercisable by a resolution of the Board and subject to the provisions of the Companies Law, to remove the General Manager from his office or to revoke or alter his powers, authorities, rights, duties, obligations or salary.

(c)           Unless otherwise determined by the Board, the General Manager shall have the power to appoint other officers, executives and employees of the Company and determine their remuneration, provided that the remuneration of ~~the five highest salaried personnel of the Company shall require the approval of either the Board or any of the Board’s committees.~~any officers shall be subject to Company's decision in accordance with the provisions of the Companies Law.

MINUTES

43.    Minutes.

(a)           The proceedings of each General Meeting, meeting of the Board and meeting of a committee of the Board shall be recorded in the minutes of the Company.  Such minutes shall set forth the names of the persons present at every such meeting and all resolutions adopted thereat and shall be signed by the chairman of that meeting.

(b)           All minutes purporting to be executed and signed as aforesaid, shall constitute evidence that the meeting was duly convened and held and as recorded in the minutes, unless proven otherwise.

DIVIDENDS AND PROFITS

44.    Declaration of Dividends.

(a)           The Board may from time to time declare interim or final dividend at a rate as the Board may deem fit considering the profits of the Company and as permitted by applicable Legal Requirements.

(b)           Subject to any special or restricted rights conferred upon the holders of shares as to dividends, all dividends shall be declared and paid in accordance with the paid-up capital of the Company attributable to the shares in respect of which the dividends are declared and paid.  The paid-up capital attributable to any share (whether issued at its nominal value, at a premium or at a discount), shall be the nominal value of such share; provided, however, that if the entire consideration for same share was not yet paid to the Company, the paid-up capital attributable thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration.

(c)           Notice of the declaration of dividends shall be delivered to all those entitled to such dividends.

45.    Rights to Participate in the Distribution of Dividends.

(a)           Subject to special rights with respect to the Company’s profits to be conferred upon any person pursuant to these Articles and further subject to the provisions of these Articles with respect to reserved funds and special funds, all the profits of the Company may be distributed among the shareholders entitled to participate in the distribution of dividends.

(b)           Notwithstanding the foregoing, a share shall not attribute the right to participate in the distribution of dividends which were declared prior to the date of its actual issuance.

(c)           The purchase by the Company of its own shares from any one or more shareholders shall not be considered as dividend, shall not entitle any other shareholders to have their shares purchased by the Company and shall not otherwise be subject to the provisions of these Articles relating to dividends.

46.    Interest on Dividends.

The Company shall not be obliged to pay, and shall not pay interest on declared but unpaid dividends if the shareholders entitled to such dividends fails to collect same or to provide the Company the necessary information for the payment thereof, or if the Company is for any other reason unable to pay the dividend to such shareholder.

47.   Payment of Dividends.

Subject to Article 48, a declared dividend may be paid by a check made to the order of the person entitled to receive such dividend (and if there are two or more persons entitled to the dividend in respect of the same share – to the order of any one of such persons) or to the order of such person as the person entitled thereto may direct in writing. Same check shall be sent to the address of the person entitled to the dividend, as notified to the Company.

48.    Payment in Specie.

(a)           The Company may, at the decision of the Board, pay dividends, wholly or in part, by the distribution of specific assets of the Company and/or by the distribution of fully paid-up shares and/or debentures of the Company and/or of any other company, or in any combination of such manners.

(b)           In order to give effect to any resolution in connection with distribution of dividends, or distribution of property, fully paid-up shares or debentures, the Board may resolve any difficulty that shall arise with distribution as it shall deem necessary, especially to issue certificates for fractional shares and to determine the value of certain property for purposes of distribution, and to decide that payment in cash shall be made to the shareholders on the basis of the value decided for that purpose.

49.    Setting-Off Dividends.

The Company’s obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any amount then due and payable to the Company by the person entitled to receive the dividend. The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to these Articles or any applicable Legal Requirement.

50.    Unclaimed Dividends.

(a)           Dividends unclaimed by the person entitled thereto within thirty (30) days after the date stipulated for their payment, may be invested or otherwise used by the Company for its own account, as it deems fit, until claimed; and the Company shall not be deemed a trustee in respect thereof.

(b)           Dividends unclaimed within a period of seven (7) years from the date stipulated for their payment, shall be forfeited and shall revert to the Company, unless otherwise directed by the Board.

51.    Reserves and Funds.

(a)           The Board may, before declaring a distribution of dividends, determine to set aside out of the profits of the Company or out of an assets revaluation fund and carry to reserve or reserves such sums as it deems fit, and direct the designation, application and use of such sums.  The Board may further determine that any such sums which it deems prudent not to distribute as dividends will not be set aside for reserve, but shall remain as such at the disposal of the Company.

(b)           The Board may, from time to time, direct the revaluation of the assets of the Company, in whole or in part, and the creation of an assets revaluation fund out of the revaluation surplus, if any.

52.    Capitalization of Profits.

(a)           Upon the recommendation of the Board, the Company may determine by an Ordinary Resolution at a General Meeting that it is desirous of capitalizing all or any part of the sums or assets allocated to the credit of any reserve fund or to the credit of the profit and loss account or being otherwise distributable as dividends (including sums or assets received as premiums on the issuance of shares or debentures), and direct accordingly that such sums or assets be released for distribution amongst the shareholders who would have been entitled thereto if distributed by way of dividends and in the same proportion; provided that same sums or assets be not paid in cash or in specie but be applied for the payment in full or in part of the unpaid consideration of the issued shares held by such shareholders and/or for the payment in full of the consideration (as shall be stipulated in said resolution) for shares or debentures of the Company to be issued to such shareholders subsequent to the date of said resolution, credited as fully paid-up.

(b)           In the event a resolution as aforesaid shall have been adopted, the Board shall make all adjustments and applications of the moneys or assets resolved to be capitalized thereby, and shall do all acts and things required to give effect thereto. The Board may authorize any person to enter into an agreement with the Company on behalf of all shareholders entitled to participate in such distribution, providing for the issuance to such shareholders of any shares or debentures, credited as fully paid, to which they may be entitled upon such capitalization or for the payment on behalf of such shareholders, by the application thereto of the proportionate part of the moneys or assets resolved to be capitalized, of the amounts or any part thereof remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding upon all such shareholders.

ACCOUNTS AND AUDIT

53.    Accounts and Audit.

(a)           The Board shall cause books of accounts of the Company to be kept, and periodic financial reports of the Company to be prepared, as required by applicable Legal Requirements.  The account books shall be kept in the Company’s Registered Office or at such other place as the directors deem fit and they shall also be open for inspection by the directors.

(b)           The Board shall determine from time to time, in any specific case or type of case, or generally, whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company, or any of them, shall be open for inspection by the shareholders, and no shareholder, not being a director, shall have any right of inspecting any account book or document of the Company except as conferred by Legal Requirements or authorized by the Board or by the Company at a General Meeting.

(c)           Once a year, and to the extent practicably possible, at the Annual General Meeting, the Board shall submit before the General Meeting annual audited financial reports of the Company, prepared as required by applicable Legal Requirements for the fiscal year then ended. Such financial reports shall be accompanied by a report from the Board with respect to the situation of the Company’s business and the amount they declare as a dividend (if any was declared).

54.    Independent Accountant.

(a)           The shareholders at the Annual General Meeting shall appoint an independent accountant for a period that shall not extend beyond the end of the third Annual General Meeting proceeding the Annual General Meeting at which such independent accountant was appointed.

(b)           The appointment, authorities, rights and duties of the independent accountant of the Company shall be regulated by applicable Legal Requirements.

(c)           The Board shall fix the remuneration of the independent accountant; provided, however that such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such independent accountant and that the shareholders shall be informed by the Board at the General Meeting of the remunerations so fixed.

(d)           The independent accountant shall not be dependent on the Company, directly or indirectly.

(e)           The shareholders at the General Meeting may decide to terminate or not renew the independent accountant’s appointment, provided however, that prior to the such decision the opinion of the Company’s audit committee shall be brought before the shareholders at such General Meeting after such audit committee has given the independent accountant a reasonable opportunity to present his arguments before it.

SUPPLEMENTARY REGISTERS

55.    Authority to keep Supplementary Registers.

Subject to and in accordance with the provisions of the Companies Law and to all orders and regulations promulgated thereunder, the Company may cause supplementary registers to be kept in any place outside Israel as the Board may think fit, and, subject to all applicable requirements of law, the Board may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

STAMP AND SIGNATURES

56.    The Company’s Stamp.

(a)           The Company shall have an official stamp.

(b)           The Company may keep an official stamp for documents made for foreign purposes, and may authorize, from time to time, a person appointed for this purpose to make use of such stamp.

57.    The Company’s Signature.

(a)           A document shall be deemed signed by the Company upon the fulfillment of all of the following:

(i)          the Company’s stamp was stamped thereon by a person or persons authorized therefore by the Board, or it bears the name of the Company in print or in handwriting;

(ii)          it bears the signature of one or more persons authorized therefore by the Board;

(iii)          the act of the person or persons authorized by the Board as aforesaid was within such person's or persons’ authority and without deviation therefrom.

(b)           An authorization of one or more persons by the Board to sign on a document on behalf of the Company shall be deemed to include the authority to stamp the Company’s stamp thereon, unless otherwise provided by the Board

(c)           An authorization by the Board as provided in Article 57(b) may be for a specific document or for a certain sort of documents or for all the Company’s documents or for a definite period of time or for an unlimited period of time, and may be given to persons who are not directors, officers or employees of the Company, provided that any such authority may be terminated by the Board, at will.

(d)           The provisions of this Article shall apply both to the Company’s documents executed in Israel and the Company’s documents executed abroad.

NOTICES

58.    Delivery of Notices.

(a)           A notice to a shareholder may be served in accordance with any applicable Legal Requirements, or on each shareholder individually or by hand or by post to the registered address of such shareholders. A notice served on a shareholder not sent by post but left at the shareholder’s address as appearing in the Register of Shareholders, shall be deemed duly served on the third day following the day when the envelope containing it was dispatched. A declaration in writing of person authorized therefore by the Company or an authorized person from the Company’s designated U.S. transfer agent stating that a notice was mailed to a shareholder shall suffice as evidence of the same for the purposes of this Article.

(b)           Subject to applicable Legal Requirements, where a given number of days’ notice, or notice extending over any period, is required to be given, the day of service shall be counted in such number of days or other period.

(c)           The registered address of any shareholder shall be the address of such shareholder as appearing in the Register of Shareholders, or otherwise as such shareholder shall designate by written notice to the Company.

(d)           The address of the Company for the purpose of notice shall be its registered address or the address of its principal place of business.

EXCULPATION, INDEMNITY AND INSURANCE

59.    Exculpation.

The Company may exculpate any “Office Holder” (as defined in the Companies Law) from his or her liability to the Company for breach of duty of care, to the maximum extent permitted by the Legal Requirements, before or after the occurrence giving rise to such liability.

60.    Indemnification.

(a)           The Company may indemnify an Office Holder retroactively for an obligation or expense as specified in sub-paragraphs (a)(1), (a)(2) and (a)(3) below, imposed on him in consequence of an act or omission done in his capacity as an officer in the Company.

(i)          a monetary obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

(ii)         reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction;

(iii)        reasonable litigation expenses, including advocates' professional fees, incurred by the Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the company or on its behalf or by another person, or in a criminal indictment in which he is acquitted, or in a criminal indictment in which he is convicted of an offence that does not require proof of criminal intent;

(iv)         expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law; and

(v)          payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

(b)           ~~(a)~~ The Company may ~~undertake with any~~give an advance undertaking vis-a-vis an Office Holder to indemnify him in ~~advance such Office Holder, in accordance with the conditions set under the Legal Requirements, against any liabilities he or she may incur in such capacity~~respect of an obligation or expense as specified in paragraph (a) above, provided that ~~such~~the undertaking ~~is limited~~specified in paragraph (a) ~~with respect~~(1) is limited to ~~categories~~types of events ~~that can be expected as determined by the Board when authorizing such~~which in the board of directors' opinion may be anticipated, in light of the Company’s activities, at the time of giving the indemnity undertaking, and ~~(b) with respect to such amounts determined by the Board as~~to an amount or criteria which the board of directors determines is reasonable in the circumstances of the case, both to be specified in the Company’s undertaking.

~~(b) The Company may indemnify any past or present Office Holder, in accordance with the conditions set under the Legal Requirements, with respect to any past occurrence, whether or not the Company is obligated under any agreement to indemnify such Office Holder in respect of such occurrence.~~

61.      Insurance.

The Company may procure, and/or undertake to procure, insurance covering any past or present or future Office Holder against any liability which he or she may incur in such capacity, including insurance covering the Company for indemnifying such Office Holder, to the maximum extent permitted by any Legal Requirement and in accordance with the conditions sets therein.

Without derogating the above, the Company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed on him in consequence of an act or omission done in his capacity as an Office Holder therein, in the following case:

expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law

62.    Limitations on Exculpations, Indemnity and Insurance.

Articles 59 through 61 above notwithstanding, the Company shall not procure insurance, indemnify or exculpate any Office Holder with respect to his/her liability in any events as to which the Company is prohibited under Legal Requirements to provide such insurance, indemnification or exculpation, as the case may be.

63.    Indemnity and Insurance of Others.

In addition to the provisions of the preceding Articles 59 through 62, and subject to the provisions of the Legal Requirements, the Company may exculpate, indemnify, may undertake to indemnify, and may enter into an agreement for the insurance of the liability of, any other person or entity who is not an Office Holder.

MERGERS

64.    Approval of Merger.

Notwithstanding Section 327 of the Companies Law, the Company may approve any merger under Part Eight, Chapter One of the Companies Law by an Ordinary Resolution.

WINDING UP

65.    Distribution of Assets.

(a)           In the liquidation of the Company, the entire surplus of assets and funds of the Company legally available for distribution, if any, shall be distributed ratably to the holders of all shares of the Company, in each case in proportion to the nominal value of the shares then held by them; provided, however, that if the entire consideration for a share was not yet paid to the Company, the paid-up capital attributable thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration.

       (c)            Whenever the distribution provided for in this Article 65 shall be payable in securities or property other than cash, the Board shall have the authority to make any determination necessary to resolve any difficulty arising in effecting such distribution, including determining the fair market value of such securities or other property, or the manner of distributing any property which can not be apportioned among the shareholders.